Annual Report

For the Financial Year Ended 31 December 2017

INTEGRATED MEDIA TECHNOLOGY LIMITED

(ACN 132 653 948)

Contents

Directors' Report

The Directors present their report together with the financial statements on the consolidated entity (referred to hereinafter as the "Group") consisting of Integrated Media Technology Limited (referred to hereinafter "IMT" or the "Company") and the entities it controlled for the year ended 31 December 2017.

Directors

The Directors of the Company in office at any time during the year ended 31 December 2017, and up to the date of this report are:

Director	Position
Dr. Herbert Ying Chiu LEE	Executive Chairman
Dr. Man-Chung CHAN	Non-executive
Dr. Chang-Yuen CHAN	Non-executive
Mr. Wilton Timothy Carr INGRAM	Non-executive
Mr. Con UNERKOV	Non-executive

Information on Directors

Dr. Herbert Ying Chiu LEE

Dr. Herbert Ying Chiu LEE ("Dr. LEE"), aged 65, is a seasoned businessman with significant experience in the Hong Kong and Chinese digital advertising market sector and technology development. Over the past 17 years, Dr. LEE has extensive working experience in technology management and 3D autostereoscopy. During these years, he has also invested in many technology startups and incubated them into successful companies.

Dr. LEE received his Bachelor of Applied Science in civil engineering in 1977 from the University of British Columbia, B.C., Canada. He obtained his training in structural design in Hong Kong after his graduation. In 1982, he became a member of the Institute of Structural Engineers (MIStructE.) and subsequently he obtained his Chartered Engineer title from the Engineering Council of the United Kingdom. In 2004, Dr. LEE finished his Master of Technology Management degree at the Hong Kong University of Science and Technology. His major study is technology management. After that, he joined Hong Kong Polytechnic University as an engineering doctoral student conducting research in knowledge management discipline. His major research is organising information through his newly developed semantic search engine. In 2011, Dr. LEE had been conferred the degree of Doctor of Engineering. In 2014, he was appointed as professor for City College of Vocational Technology in Wuxi, China. In the same year, Dr. LEE was elected by the Council of the Association to be the Senior Fellowship of Asia College of Knowledge Management.

Dr. LEE was awarded the Scientific and Technological Innovation Awards by China Radio & TV Equipment Association (CRTA) for outstanding individuals in 2013 and 2016. In 2015, he was awarded Asian Social Caring Leadership Award by Social Enterprise Research Institution. In the same year, Enterprise Asia conferred the Asia Pacific Entrepreneurship Award to Dr. LEE for his outstanding and exemplary achievement in entrepreneurship. Dr. LEE is the Honorary Director of Glasses-free 3D Technology Innovation Industry Alliance. This is the official organization in China whose functions are to promote and to set the industrial standard for ASD technology.

Dr. LEE has extensive business experience, academic background and business network including through his work in the community to lead the Group to new height in the coming future.

Directors' Report

Information on Directors (continued)

Dr. Man-Chung CHAN

Dr. Man-Chung CHAN ("Dr. MC CHAN"), aged 59, graduated from the Chinese University of Hong Kong in 1980 in Philosophy and Government & Public Administration. He received his PhD in Computer Science from La Trobe University in Australia. From 1988 till 1994, he taught Computer Science at University of New South Wales. From 1994, he has worked with the Computing Department of the Hong Kong Polytechnic University.

Dr. MC CHAN was a computational logician and lately he worked in the broad field of knowledge management, artificial intelligence and intellectual property of computing. He founded the Institute of Systems Management in 2003. He has extensive working relationship with municipal government of Jiangsu, Hubei and Henan provinces in China.

Dr. Chang-Yuen CHAN

Dr. Chang-Yuen CHAN ("Dr. CY CHAN"), aged 52, graduated from the University of Hong Kong with a PhD in computer simulation and holds a LLB from the Manchester Metropolitan University.

Dr. CY CHAN is currently employed as a project manager at the Partner State Key Laboratory in Ultra-precision machining Technology working as one of the key project investigators. His main research interests are in light-field imaging, bionic vision, nano-machining mechanics, adaptive control and compensation, and the design of lubricating components for ultra-precision machining. Dr. CY CHAN also has expertise is in the areas of optical design and computer simulation and is also proficient in software development. He joins the board as an advisor in the areas of technology evaluation and strategic decision making.

Mr. Wilton Timothy Carr INGRAM

Mr. Wilton Timothy Carr INGRAM ("Mr. INGRAM"), aged 71, has operated his own Company since 1975 engaged in various fields, including corporate advice and marketing in Australia and Hong Kong. In 1998, Mr. INGRAM established, with Australian partners, a venture capital business, Momentum Ventures Funds Limited in Melbourne Australia. The fund invests in companies such as Engenic Pty Ltd (Bio Technology business), CRX Pty Ltd (Communication technology business), Bentic Limited (Deep Water Drilling Company in the US and world-wide), and Paniva Pty Ltd (Corporate Education Business world-wide). Since 1990, Mr. INGRAM has invested and developed resorts in the Philippines such as the Friday's Boracay and Oasis Hotel, as well as commercial buildings in Makati, Manila in partnership with First Pacific Group in Hong Kong.

Mr. Con UNERKOV

Mr. Con UNERKOV ("Mr. UNERKOV"), aged 49, is an Australian based businessman with local and international experience in the Finance, Media, Advertising, and Telecommunications markets. Mr. UNERKOV holds a Bachelor of Applied Science in Computer Studies from the University of South Australia and over his career has worked as an executive for a number of companies both in the private and public sectors where he has gained significant experience in the commercial, financial and business development aspects of business and has gained transactional experience in mergers and acquisitions.

Directors' Report

Directors' Meetings

The following table sets out the number of directors' meetings (including meetings of committees of directors and approvals by written resolution) and numbers of meetings attended by each of the directors of the Company during the financial year.

	Board Meetings		Audit Committee		Nomination and Remuneration Committee	
Director	Eligible	Attended	Eligible	Attended	Eligible	Attended
Dr. Herbert Ying Chiu LEE	10	10	-	-	1	1
Dr. Man-Chung CHAN	10	10	2	2	1	1
Dr. Chang-Yuen CHAN	10	9	2	2	1	1
Mr. Wilton Timothy Carr INGRAM	10	9	2	2	-	-
Mr. Con UNERKOV	10	9	-	-	-	-

Contracts with Directors

The Company has not entered into any contract with a director or a related party of a director other than those disclosed under Notes 28 and 30 to the consolidated financial statements of this 2017 Annual Report.

Company Secretary

The company secretary in office at any time during the year ended 31 December 2017 and up to the date of this report are as below:

George YATZIS

Mr. YATZIS has worked and held company secretary roles in a number of public companies listed on the Australian Securities Exchange ("ASX"). He is currently a partner at global accounting firm BDO, working in the Adelaide office. Mr. YATZIS supports the board of directors in respect to all administrative and compliance matters relating to the Australian Securities Exchange. Mr. YATZIS has a Bachelor of Commerce from the University of Adelaide. He is also a member of Chartered Accountants Australia and New Zealand ("CAANZ").

Directors' Report

PRINCIPAL ACTIVITIES

IMT is a technology investment, product development and distribution company. The business involves three distinct business units: (i) core technology development and acquisition, (ii) commercializing these technologies into products or services and (iii) distribution and branding of these products and services. Today, with the success of past years' business strategy, the Company will continue to acquire technology that has synergy with existing core business. The strategy is to build a whole ecosystem of products and services that can bring great value to the Company. The plan for major revenue for the coming years will be (i) on sales of mature technology, product solutions and platforms, (ii) licensing of technology, (iii) technology consultation and development service, (iv) distribution and branding of products and services.

For the past years, the Company's primary focus is in the 3D autostereoscopic display ("ASD") technology domain and with only a small activity in the audio business. ASD technology is commonly referred as glasses-free 3D technology where people can see 3D images in a display screen without the need to wear any special glasses. IMT believes that ASD technology will be deployed in most of the displays in the coming future. The Company will put most of its resources into the development of this business stream.

OPERATING RESULTS

The consolidated profit of the Group for the financial year after provision of income tax amounted to $1,692,666 (2016: $3,595,068).

DIVIDENDS PAID OR PROPOSED

No amounts have been paid or declared by way of dividends by the Company. The Directors do not propose the payment of a dividend for the year ended 31 December 2017.

REVIEW OF OPERATIONS

General review

On 3 August 2017, the Group successfully completed dual-listing and commenced trading on the Nasdaq under the symbol "IMTE". Listing on the Nasdaq Capital Market is a tremendous achievement for the Group, our shareholders, partners and customers. Nasdaq being one of the most respected exchanges in the world can offer higher liquidity and visibility of the Company's shares on the international market, attracting more investors to consider holding IMT shares in their investment portfolio.

The Group's principal activities during the financial year were (i) research and development of ASD technology, (ii) the development, sale and distribution of 3D autostereoscopic display, 3D video wall, 3D conversion equipment and software, sale of 3D technology solutions, provision of 3D consultancy services and (iii) sale and distribution of audio products.

The Group's business declines as compared to the prior year was due to the one-off sales of our software and technology solutions amounting to approximately $8,390,000 in 2016. We saw the steady demand of 3D ASD displays in 2017 and we believe that this trend will continue in the coming years.

The growth in the demand and applications for 3D autostereoscopic displays across multiple industries is the driver for the Group to continue to expand the ASD business and markets by strategically owning and controlling the core technologies for (i) ASD video encoding/decoding, (ii) FPGA (field programmable gate array) boards and ASIC chips to be deployed in all our 3D autostereoscopic displays and computer workstations, (iii) 2D to 3D and multiview conversion and 2K to 4K & 4K to 8K conversion software, (iv) content distribution/management system ("CMS"), and (v) manage the manufacturing of 3D autostereoscopic displays.

Directors' Report

REVIEW OF OPERATIONS (CONTINUED)

The Company's deployment of 3D advertising platform uses the core technologies acquired through the acquisition of Marvel Digital Limited ("MDL") in September 2015 to develop and customize products and solutions for our customers and their markets.

Our immediate goal is to be recognised as a leading company in providing a technology ecosystem in the ASD domain. The product solutions range from commercial platforms to ASD related terminals and workstations. Commercial platforms include cloud-based content management system and cloud-based 2D to 3D real time conversion. ASD terminals include digital signage and video wall. These products and solutions are mostly for the commercial market. Sales are channeled through a few distributors who handle business-to-business operations. This operation model may reduce the Company's operating costs in sales and marketing, but it will also be hard to control the steadiness of the revenue stream. In the longer term, the Company needs to expand its distribution channels and markets.

Starting from mid 2017, the Company has put more focus on the consumer market. We established a new sales and marketing business unit for handling the product development and sales & marketing operations of a complete ecosystem and a new business model for digital photo frames with ASD function. A cloud platform has also been built to support 2D photos upload through the Company's mobile app and instantly converts the 2D photos into 3D. Up to the date of this report, we have already signed distributers in Taiwan, Japan and Hong Kong. The Group will build distributions for the rest of the world, all under our brand name GOXD. This new business unit is under a new subsidiary of the Group, GOXD Technology Limited.

There were no significant changes to the Group's principal activities during the year.

Financial review

The Group's main revenue activity during the financial year was the sale and distribution of autostereoscopic 3D display, 3D video wall and sale of 3D technology solutions.

Our revenue from operating activities decreased by 59% from $13,929,670 in 2016 to $5,762,711 in 2017, primarily from the decrease in sale of 3D technology solutions and software during the year ended 31 December 2017, which has dropped by approximately 87%.

During the year ended 31 December 2017, the Group has recorded profit for the year of $1,692,666 (2016: $3,595,068). The decrease was mainly due to the decrease in our revenue from operating activities and increase in corporate expenses for setting up a new business stream. Included in the profit for the year ended 31 December 2017 was an amount of $3,953,537 being the fair value decrease in contingent consideration liability in relation to the acquisition of MDL.

FUTURE DEVELOPMENTS

In the past few years, the Group has continued to develop its business in digital media and advertising platform based on ASD technology. The acquisition of MDL has laid the foundation for providing core technologies to enable the Company to expand its business scope in digital media and advertising.

Currently, MDL is one of the leading companies in ASD technology. MDL's main business focus in the coming years is to continue to develop state-of-the-art digital media related products and solutions using its core technologies for both the consumer and commercial markets. Its market strategy is to sell its developed products and solutions to product marketing companies or joint venture with them. This will keep its sales and marketing operation to a minimum and allow the Company to focus on its core business which is on product and solution development. The Company expects MDL's core technologies will transform the Company to be a leader in ASD technology and solution provider.

Directors' Report

FUTURE DEVELOPMENTS (CONTINUED)

In the coming years, MDL will focus its development in the following areas:
1) It will continue to work as an advisor to Guangzhou Marvel Digital Technology Ltd., a related party, on the development of the China National 3D Standard for the Chinese Government.
2) It will continue to develop the glasses-free 3D advertising networks in China through distributors and joint venture partners.
3) It has started the development of an ASIC chip with ASD functions to provide a very cost effective solution to all ASD products. It plans to build a dedicated ASIC design team to expand its R&D capability, including the design of the future chip set for incorporating the China National 3D Standard functions. It will have a major impact in the television industry in China and will have captured a market share in the TV industry. When the ASIC project is completed, it will bring MDL and the Group into a new business dimension.
5) It has started a development project in virtual reality (VR) technology to meet the growing demand in VR products.

MDL expects to continue the growth in revenue upon execution of the above business plans. When more new technology has been developed, the future revenue stream may shift more on the sale of mature technology and product solutions as well as on development and consulting service. It will not rely on direct marketing to consumers and it will go through channels to market its products and services instead.

On the other hand, with the successful acquisition of MDL, IMT will position itself as a technology investment company focusing on acquisition of technology related companies or projects which can meet at least one the following criteria:

- The company owns related core technology that has impact on current market when the technology is developed into marketable products or services.

- The company excels in marketing similar technology products and services, and has already a proven track record.

- The company holds related intellectual properties which are undervalued.

- The company has a team of experts and professionals in related technology domain and has a successful track record in providing professional service to its clients.

- The project has synergy with IMT business and can create a stable income.

The strategy is to acquire more new technology that has synergy with the existing ones. The goal is to own and expand the ASD technology ecosystem which IMT is building. This can enable IMT to have significant influence in the ASD market. The future business plans depend on adequate capital being available to the Group. The Company will be reviewing potential acquisitions that can add value to the Group. The future development is dependent on the ability to have sufficient resources in funding, technology and human capital to execute the business plans. Management will also seek synergistic acquisitions and bring in resources to complement and to supplement the Company's internal capabilities to become a well-managed and fast growing technology company.

Directors' Report

CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the Group.

SUBSEQUENT EVENTS

No matters or circumstances, besides those disclosed in Note 33 of the consolidated financial statements, have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

ENVIRONMENTAL REGULATIONS

The Company aims to ensure the appropriate standard of environmental care is achieved, and in doing so, that it is aware of and is in compliance with all environmental legislation. The Directors of the Company are not aware of any breach of environmental legislation for the financial year under review.

SHARES UNDER OPTION

The Company has no share options outstanding during or at the end of the financial year.

REMUNERATION REPORT (AUDITED)

This Remuneration Report outlines the director and executive remuneration arrangements of the Group in accordance with the requirements of the Corporations Act 2001 ("the Act") and its Regulations.

For the purposes of this report, the term 'executive' refers to the Chief Executive Officer. Therefore the Key Management Personnel are Dr. Herbert Ying Chiu LEE (Chairman and Chief Executive Officer) and the non-executive directors in the Board.

The Directors review the remuneration package of all directors on an ongoing basis. Remuneration packages are reviewed with due regard to performance and other relevant factors. The objective of the reward schemes is to both reinforce the short and long-term goals of the Group and to provide common interests between management and shareholders.

Remuneration packages contain the following key elements:

- Salaries or directors' fees;
- Sales staff's commissions;
- Bonus payments relating to performance; and
- Provision of superannuation.

REMUNERATION REPORT (AUDITED) (CONTINUED)

The remunerations of the Directors of the parent entity receiving the remunerations for the parent and Group are as follows:

	Short-Term Employee Benefits	Post Employment	
Directors	Salary/ Fees	Super/ MPF	Total
	$	$	$
Dr. Herbert Ying Chiu LEE			
2017	-	-	-
2016	-	-	-
Dr. Man-Chung CHAN			
2017	12,000	-	12,000
2016	12,000	-	12,000
Dr. Chang-Yuen CHAN			
2017	12,000	-	12,000
2016	9,000	-	9,000
Mr. Wilton Timothy Carr INGRAM			
2017	30,000	-	30,000
2016	20,000	-	20,000
Mr. Con UNERKOV			
2017	12,000	-	12,000
2016	8,000	-	8,000
Total, all specified Directors			
2017	66,000	-	66,000
2016	49,000	-	49,000

Directors' Report

REMUNERATION REPORT (AUDITED) (CONTINUED)

There were no share options issued to any of the Directors or executives during the year.

Shares – number of shares held by key management personnel

Personnel	1 January 2017	Additions / (Disposals)	31 December 2017
Dr. Herbert Ying Chiu LEE [(1)]	1,492,912	-	1,492,912
Mr. Con UNERKOV	19,002	(1,650)	17,352

NOTE:

(1) As at 31 December 2017, Dr. Herbert Ying Chiu LEE indirectly held 1,492,912 shares (2016: 1,492,912 shares (post-reverse split basis)) in the Company through his wholly owned company Marvel Finance Limited.

(2) As at 31 December 2017, Mr. Con UNERKOV directly held 8,350 shares and indirectly held 8,668 and 334 shares (2016: directly held 10,000 shares and indirectly held 8,668 and 334 shares (post-reverse split basis)) in the Company through his wholly owned company Intek Solution Pty Limited and Unerkov Enterprises Pty Limited respectively.

End of Audited Remuneration Report

Directors' Report

DIRECTORS' SUPERANNUATION AND RETIREMENT BENEFITS

During the financial year, there were no amounts paid or payable by the parent entity or a related party to Directors or to any prescribed benefit superannuation fund in respect of the retirement of any Director.

SHARE TRANSACTIONS OF DIRECTORS

The interests of the Directors in the securities of IMT, whether held directly, indirectly, beneficially or non-beneficially are set out on page 9 of the Annual Report.

IMDEMNIFICATION OF OFFICERS AND AUDITORS

During the financial year, the Company paid a premium of $5,778 in respect of a Directors and Officers Insurance Policy. This policy provides insurance cover in certain circumstances for matters that may give rise to potential liability of directors and officers and includes the cost of defending such action, except where the liability arises out of:

- Any conduct or contravention in respect of which a liability is the subject of a prohibition in section 199B(1) of the Corporations Act 2001; or
- The committing of any deliberately dishonest or deliberately fraudulent act.

The Company has entered into a Deed of Indemnity, Insurance and Access with each Director. In summary the Deed provides for:

- Access to corporate records for each Director for a period after ceasing to hold office in the Company;
- The provision of Directors and Officers Liability Insurance; and
- Indemnity for legal costs incurred by Directors in carrying out the business affairs of the Company.

Except for the above the Company has not otherwise, during or since the year end, except to the amount permitted by law, indemnified or agreed to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor.

PROCEEDINGS ON BEHALF OF THE COMPANY

The Group is not involved in any legal proceedings at this time and no person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

NON-AUDIT SERVICES

The Group did not engage the auditor for non-audit services provided during the financial year. Remuneration for these services is outlined in Note 7 of the financial report.

AUDITOR'S INDEPENDENCE DECLARATION

The Auditor's Independence Declaration is included on page 67 of the financial report.

Signed in accordance with a resolution of the Directors.

/S/ Herbert Ying Chiu LEE

Dr. Herbert Ying Chiu LEE
Chairman

Hong Kong, 31 March 2018

Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the year ended 31 December 2017

	Notes	Group 2017 $	Group 2016 $
REVENUE			
Revenue from operating activities	4	5,762,711	13,929,670
Interest income		3,092	2,027
		5,765,803	13,931,697
Fair value change in contingent consideration liability	26	3,953,537	-
Other income	5	434,296	107,551
		10,153,636	14,039,248
EXPENSES			
Cost of sales		(2,548,064)	(2,027,743)
Employee benefit expenses	7	(1,887,692)	(1,715,687)
Depreciation and amortisation expenses	7	(2,021,131)	(2,147,231)
Loss on disposal of a subsidiary		-	(872)
Professional and consulting expenses		(301,732)	(300,576)
Travel and accommodation expenses		(333,503)	(431,282)
Other expenses		(1,448,960)	(1,728,184)
Finance costs	6	(107,101)	(73,666)
Total expenses		(8,648,183)	(8,425,241)
PROFIT BEFORE INCOME TAX	7	1,505,453	5,614,007
Income tax credit / (expense)	8	187,213	(2,018,939)
PROFIT FOR THE YEAR		1,692,666	3,595,068
OTHER COMPREHENSIVE LOSS			
Items that may be re-classified subsequently to profit or loss:			
Foreign currency translation		(657,314)	(326,098)
Other comprehensive loss for the year, net of tax		(657,314)	(326,098)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,035,352	3,268,970
Profit / (Loss) for the year attributable to:			
Owners of the Company		1,695,567	3,627,757
Non-controlling interests		(2,901)	(32,689)
		1,692,666	3,595,068
Total comprehensive income for the year attributable to:			
Owners of the Company		1,033,582	3,302,453
Non-controlling interests		1,770	(33,483)
		1,035,352	3,268,970
Earnings per share	10		
- Basic and Diluted		0.64	1.37

The accompanying notes form part of these consolidated financial statements.

Consolidated Statement of Financial Position
As at 31 December 2017

	Notes	Group 2017 $	Group 2016 $
ASSETS			
CURRENT ASSETS			
Cash and bank balances		2,860,014	1,820,994
Inventories	11	1,768,232	1,857,051
Trade and other receivables	12	3,379,829	8,800,741
Other assets	13	1,190,295	2,253,915
Total current assets		9,198,370	14,732,701
NON-CURRENT ASSETS			
Plant and equipment	14	581,317	1,065,635
Intangible assets and goodwill	15	22,052,310	24,803,096
Development projects	16	4,027,452	2,880,005
Total non-current assets		26,661,079	28,748,736
TOTAL ASSETS		35,859,449	43,481,437
LIABILITIES			
CURRENT LIABILITIES			
Trade and other liabilities	17	830,444	1,654,843
Trade deposits received		11,872	99,866
Amount due to ultimate holding company	19	157,492	2,382,707
Provisions	18	49,166	31,331
Income tax payable	8	1,046,219	1,069,364
Borrowings	20	1,609,392	1,231,279
Obligation under finance lease	21	15,653	-
Total current liabilities		3,720,238	6,469,390
NON-CURRENT LIABILITIES			
Obligation under finance lease	21	51,819	-
Deferred tax liabilities	8	1,586,309	1,909,030
Amount due to ultimate holding company	19	15,110,749	-
Contingent consideration liability	26	-	20,748,035
Total non-current liabilities		16,748,877	22,657,065
TOTAL LIABILITIES		20,469,115	29,126,455
NET CURRENT ASSETS		5,478,132	8,263,311
NET ASSETS		15,390,334	14,354,982
EQUITY			
Issued capital	23	10,410,279	10,410,279
Foreign currency translation reserve	24	(251,659)	410,326
Retained earnings		5,285,565	3,589,998
Equity attributable to owners of the Company		15,444,185	14,410,603
Non-controlling interest		(53,851)	(55,621)
TOTAL EQUITY		15,390,334	14,354,982

The accompanying notes form part of these consolidated financial statements.

Consolidated Statement of Changes in Equity
For the year ended 31 December 2017

	Attributable to owners of the Company					
	Issued Capital $	Retained Earnings $	Foreign Currency Translation Reserve $	Total $	Non-controlling Interest $	Total Equity $
Balance at 1 January 2017	10,410,279	3,589,998	410,326	14,410,603	(55,621)	14,354,982
Profit / (Loss) for the year	-	1,695,567	-	1,695,567	(2,901)	1,692,666
Other comprehensive loss, net of tax	-	-	(661,985)	(661,985)	4,671	(657,314)
Total comprehensive income for the year	-	1,695,567	(661,985)	1,033,582	1,770	1,035,352
Balance at 31 December 2017	10,410,279	5,285,565	(251,659)	15,444,185	(53,851)	15,390,334

	Attributable to owners of the Company					
	Issued Capital $	(Accumulated Losses) / Retained Earnings $	Foreign Currency Translation Reserve $	Total $	Non-controlling Interest $	Total Equity $
Balance at 1 January 2016	10,410,279	(37,759)	735,630	11,108,150	(22,138)	11,086,012
Profit / (Loss) for the year	-	3,627,757	-	3,627,757	(32,689)	3,595,068
Other comprehensive loss, net of tax	-	-	(325,304)	(325,304)	(794)	(326,098)
Total comprehensive income for the year	-	3,627,757	(325,304)	3,302,453	(33,483)	3,268,970
Balance at 31 December 2016	10,410,279	3,589,998	410,326	14,410,603	(55,621)	14,354,982

The accompanying notes form part of these consolidated financial statements.

Consolidated Statement of Cash Flows
For the year ended 31 December 2017

	Note	Group 2017 $	2016 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before income tax		1,505,453	5,614,007
Adjustments to reconcile net profit to net cash generated from / (used in) operating activities:			
Depreciation and amortisation		2,021,131	2,147,231
Fair value change in contingent consideration liability		(3,953,537)	-
Net cash inflows / (outflows) from changes in working capital	29	5,291,261	(8,970,290)
NET CASH INFLOWS / (OUTFLOWS) FROM OPERATING ACTIVITIES		4,864,308	(1,209,052)
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of plant and equipment		(47,513)	(427,596)
Payments for intangible assets		(181,287)	(1,089,357)
Development expenditure		(1,961,191)	(2,528,308)
NET CASH OUTFLOWS FROM INVESTING ACTIVITIES		(2,189,991)	(4,045,261)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of advances to related parties		(2,003,277)	(891,957)
Proceeds from bank borrowings		1,244,925	447,250
Repayment of bank borrowings		(821,200)	-
NET CASH OUTFLOWS FROM FINANCING ACTIVITIES		(1,579,552)	(444,707)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		1,094,765	(5,699,020)
Effect of exchange rate changes on cash and cash equivalents		(61,658)	(147,211)
Cash and cash equivalents at the beginning of financial year		1,036,965	6,883,196
CASH AND CASH EQUIVALENT AT THE END OF FINANCIAL YEAR		2,070,072	1,036,965

Analysis of cash and cash equivalents:

		2017 $	2016 $
Cash and bank balances		2,860,014	1,820,994
Bank overdraft		(789,942)	(784,029)
Cash and cash equivalents		2,070,072	1,036,965

The accompanying notes form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
For the year ended 31 December 2017

1. REPORTING ENTITY

The consolidated financial report covers the entity of Integrated Media Technology Limited ('IMT") and its controlled entities for the year ended 31 December 2017 which were authorised for issue by the Board of Directors on 31 March 2018. IMT is a for-profit public company limited by shares, incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange and Nasdaq. IMT is an investment holding company and its subsidiaries carry out the business of the Group in Australia, Hong Kong and China.

2. BASIS OF ACCOUNTING

The consolidated financial statements are general purpose financial report that have been prepared in accordance with Australian Accounting Standards ("AASBs"), including Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001 as appropriate for for-profit entities. The consolidated financial statements also comply with International Financial Reporting Standards ("IFRSs") as adopted by the International Accounting Standards Board.

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the material accounting policies adopted by the Group in the preparation of the consolidated financial statements. The accounting policies have been consistently applied, unless otherwise stated.

(a) Basis of Preparation

The consolidated financial statements have been prepared on the accrual basis and are based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

(b) Principles of Consolidation

The consolidated financial statements comprise the financial statements of IMT and its subsidiaries as at 31 December 2017 (the "Group"). Subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases. A list of the controlled entities is disclosed in Note 22 to the consolidated financial statements. Other than Marvel Digital Limited, Visumotion International Limited and GOXD Technology Limited, all other controlled entities have a 31 December statutory financial year end.

All inter-company balances and transactions between entities within the Group, including any unrealised profits or losses, have been eliminated upon consolidation.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Principles of Consolidation (continued)

Non-controlling interest in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss and other comprehensive income and consolidated statement of financial position of the Group. Losses incurred by the Group are attributed to the non-controlling interest in full, even if that results in a deficit balance.

(c) Business Combination

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred, except if related to the issue of debt or equity securities.

The Company recognises identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognised in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of: (a) fair value of consideration transferred, (b) the recognised amount of any non-controlling interest in the acquire, and (c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets.

Any contingent consideration to be transferred by the acquirer is recognised at acquisition-date fair value. Subsequent adjustments to consideration are recognised against goodwill only to the extent that they arise from new information obtained within the measurement period (a maximum of 12 months from the acquisition date) about the fair value at the acquisition date. All other subsequent adjustments to contingent consideration classified as an asset or a liability are recognised in profit or loss.

(d) Current and Deferred Income Tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Notes to the Consolidated Financial Statements
For the year ended 31 December 2017

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Current and Deferred Income Tax (continued)

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

(i) in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

(ii) in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

- the same taxable entity; or
- different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realised and settle simultaneously.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Intangible Assets

(i) Acquired both separately and from a business combination

Purchased intangible assets are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are measured at cost less any accumulated amortisation and any accumulated impairment losses. Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at each financial year end. Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

(ii) Autostereoscopic 3D display technologies and knowhow

The autostereoscopic 3D display technologies and knowhow acquired in the business combination is measured at fair value as at the date of acquisition. These costs are amortised over the estimated useful life of 8 years and are tested for impairment where an indicator of impairment exists. The useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis. Please refer to Note 15 for impairment review of these autostereoscopic 3D display technologies and knowhow.

(iii) Research and development costs

Development projects in the consolidated statement of financial position represent the development costs directly attributable to and incurred for internal technology projects of the Group. An intangible asset arising from development expenditure on an internal technology project is recognised and included in development projects only when the Group can demonstrate the technical feasibility of completing the intangible asset or technology so that it will be available for application in existing or new products or for sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development, the ability to measure reliably the expenditure attributable to the intangible asset during its development and the ability to use the tangible asset generated. For labour costs, all research and development member salaries that are directly attributable to the technology project are capitalised. Administrative staff and costs are recognised in the profit or loss instead of capitalising this portion of costs. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated impairment losses. The amortisation rate of these intangible assets was determined on the basis of the estimated useful life from the time that the relevant asset is taken into use.

(iv) Intellectual property

Expenditure incurred on patents, trademarks or licenses are capitalised from the date of application. They have a definite useful life and are carried at cost less accumulated amortisation. They are amortised, using the straight line method over their estimated useful lives for a period of 8 to 15 years.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Intangible Assets (continued)

(v) Computer software

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (2-5 years). Costs associated with maintaining computer software programmes are recognised as an expense when incurred.

(f) Inventories

Finished goods are stated at the lower of cost and net realisable value on a "first in first out" basis. Cost comprises direct materials and delivery costs, import duties and other taxes. Costs of purchased inventories are determined after deducting rebates and discounts received or receivable. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

(g) Leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are recognised as plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 3(k). Impairment losses are accounted for in accordance with an accounting policy as set out in note 3(h). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

Lease payments for operating lease, where substantially all the risks and benefits remain with the lessor, are charged as expenses on a straight line basis unless another method is more representative of the pattern to the users benefit.

(h) Impairment of Assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- property, plant and equipment (other than properties carried at revalued amounts);
- intangible assets; and
- goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Impairment of Assets (Continued)

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) Recognition of impairment losses

An impairment loss is recognised in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

(iii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(i) Investments and Other Financial Assets

(i) Recognition

Financial instruments are initially measured at costs on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

(ii) Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designed by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorized as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are recognised in profit or loss in the period in which they arise.

Notes to the Consolidated Financial Statements
For the year ended 31 December 2017

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Investments and Other Financial Assets (continued)

(iii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determined payments that are not quoted in an active market and are stated at amortised costs using the effective interest rate methods.

(iv) Financial liabilities

Non-derivative financial liabilities are recognised at amortised costs, comprising original debt less principal payments and amortisation.

(v) Fair value

Fair value is determined based on current bid prices for all quoted investments.

(vi) Impairment

At each reporting date the Group assesses whether there is any objective evidence that a financial instrument has been impaired. Impairment losses are recognised in profit or loss.

(j) Trade deposits

Trade deposits are payments in advance to suppliers of equipment, products and services, which are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method less impairment losses, except where the effect of discounting would be immaterial.

(k) Plant and Equipment

Items of plant and equipment are measured at cost less accumulated depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by the directors to ensure it is not in excess of the recoverable amount from those assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The depreciable amount of all fixed assets are depreciated over their estimated useful lives to the Group commencing from the time the assets is held ready for use.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Plant and Equipment (continued)

Depreciation is calculated on a straight-line basis to write the net cost of each item of plant and equipment over their expected useful lives. The depreciation rates used for each class of depreciable assets are generally as follows:

Class of fixed assets	Depreciation rate
Leasehold Improvements	3-5 years
Office Furniture and Equipment	3-5 years
Motor Vehicle	5 years

Gains and losses on disposal are determined by deducting the net book value of the assets from the proceeds of sale and are booked to the profit or loss in the year of disposal.

(l) Foreign Currency Translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Australian Dollars ("$"), which is the Group's presentation currency.

(ii) Transactions and balances

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognised in profit or loss, except those arising from foreign currency borrowings used to hedge a net investment in a foreign operation which are recognised in other comprehensive income.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was measured.

(iii) Group companies

The results of foreign operations are translated into Australian Dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Statement of financial position items, are translated into Australian Dollars at the closing foreign exchange rates at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognised.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m) Trade and Other Receivables

Trade receivables are recognised at original invoice amounts less an allowance for uncollectible amounts and have repayment terms between 30 and 90 days. Collectability of trade receivables is assessed on an ongoing basis. Debts which are known to be uncollectible are written off. An allowance is made for doubtful debts where there is objective evidence that the Group will not be able to collect all amounts due according to the original terms. Objective evidence of impairment include financial difficulties of the debtor, default payments or debts more than 30 days overdue. On confirmation that the trade receivable will not be collectible the gross carrying value of the asset is written off against the associated provision.

(n) Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are paid on normal commercial terms.

(o) Provisions and Contingent Liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(p) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in other income or other expenses.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(r) Employee Benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the date of the statement of financial position.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) Pension obligations

Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(iii) Termination benefits

Termination benefits are recognised at the earlier of when the Group can no longer withdraw the offer of those benefits and when it recognises restructuring costs involving the payment of termination benefits.

(s) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and call deposits with banks or financial institutions and net of bank overdrafts.

Notes to the Consolidated Financial Statements
For the year ended 31 December 2017

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t) Revenue

Revenue comprises the fair value for the sale of products and services, excluding goods and services tax, rebates and discounts. The Company recognises revenue when the amount of revenue can be reliably measured when it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the entities' activities.

Sale of products
Revenue from sale of 3D autostereoscopic displays, conversion equipment, software, technology solutions and related 3D products is recognised when the significant risks and rewards of ownership have passed to the buyer and can be reliably measured. Risks and rewards are considered passed to the buyer when goods have been delivered to the customer. For the products which are technically innovative, highly customised or require complex installation, revenue is recognised when the customer has completed its acceptance procedures.

Sale of Services
Sales of services are recognised in the accounting period in which the services are rendered by reference to completion of the specific transaction assessed on the basis of the actual service provided as proportion of the total services to be provided.

Interest Income
Revenue is recognised as interest accrues using the effective interest method.

(u) Sales Taxes

Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST") or valued-added tax ("VAT"), except where the amount of GST or VAT incurred is not recoverable from the Australian Taxation Office or taxation authorities in other jurisdictions. In these circumstances, the GST or VAT is recognised as part of the cost of acquisition of the assets or as part of an item of expense. Receivables and payables in the consolidated statement of financial position are shown inclusive of GST or VAT.

Cash flows are included in the consolidated statement of cash flows on a gross basis and the GST or VAT component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(v) Earnings Per Share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w) Issued Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

(x) Related parties

For the purpose of these consolidated financial statements, related party includes a person and entity as defined below:

(i) A person, or a close member of that person's family, is related to the Group if that person:

- (i) has control or joint control over the Group;
- (ii) has significant influence over the Group; or
- (iii) is a member of the key management personnel of the Group or the Group's parent.

(ii) An entity is related to the Group if any of the following conditions applies:

- (i) the entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
- (ii) one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).
- (iii) both entities are joint ventures of the same third party.
- (iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity.
- (v) the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.
- (vi) the entity is controlled or jointly controlled by a person identified in (i).

(y) Fair Value

Fair values may be used for financial asset and liability measurement and for sundry disclosures.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is based on the presumption that the transaction takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market. The principal or most advantageous market must be accessible to, or by, the Group.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their best economic interest.

The fair value measurement of a non-financial asset takes into account the market participant's ability to generate economic benefits by using the asset at its highest and best use or by selling it to another market participant that would use the asset at its highest and best use.

Notes to the Consolidated Financial Statements
For the year ended 31 December 2017

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(y) Fair Value (continued)

In measuring fair value, the Group uses valuation techniques that maximise the use of observable inputs and minimise the use of unobservable inputs.

(z) New, Revised or Amending Accounting Standards and Interpretations

(i) The Group has applied the following standards and amendments for first time in their annual reporting period commencing 1 January 2017:

- AASB 2015-8 Amendments to Australian Accounting Standards – Effective Date of AASB 15

  This standard extends the mandatory effective date of AASB 15 Revenue from Contracts with Customers by 12 months so that AASB 15 is required to be applied for annual reporting periods beginning on or after 1 January 2018 instead of 1 January 2017.

  AASB 2015-8 is applicable to annual reporting periods beginning on or after 1 January 2017.

  The adoption of these amendments has not had a material impact on the Group.

- AASB 2016-2 Amendments to Australian Accounting Standards – Disclosure Initiative: Amendments to AASB 107

  AASB 2016-2 amends AASB 107 Statement of Cash Flows to require entities preparing financial statements in accordance with Tier 1 reporting requirements to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

  AASB 2016-2 is applicable to annual reporting periods beginning on or after 1 January 2017.

  The adoption of these amendments has not had a material impact on the Group.

- AASB 2017-2 Amendments to Australian Accounting Standards – Further Annual Improvements 2014-2016 Cycle

  This Standard clarifies the scope of AASB 12 Disclosure of Interests in Other Entities by specifying that the disclosure requirements apply to an entity's interests in other entities that are classified as held for sale, held for distribution to owners in their capacity as owners or discontinued operations in accordance with AASB 5 Noncurrent Assets Held for Sale and Discontinued Operations.

  AASB 2017-2 is applicable to annual reporting periods beginning on or after 1 January 2017

  The adoption of these amendments has not had a material impact on the Group.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(z) New, Revised or Amending Accounting Standards and Interpretations

(ii) New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations issued by the AASB which are not yet mandatorily application to the Group have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out as below. The Group does not plan to adopt these standards early.

- AASB 9 Financial Instruments and associated Amending Standards (applicable to annual reporting period commencing 1 January 2018)

  The Standard will be applicable retrospectively (subject to the comment on hedge accounting below) and includes revised requirements for the classification and measurement of financial instruments, revised recognition and derecognition requirements for financial instruments and simplified requirements for hedge accounting.

  Key changes made to this standard that may affect the Group on initial application include certain simplifications to the classification of financial assets, simplifications to the accounting of embedded derivatives, and the irrecoverable election to recognise gains and losses on investments in equity instruments that are not held for trading in other comprehensive income.

  Although the Directors anticipate that the adoption of AASB 9 may have an impact on the Group's financial instruments it is impractical at the stage to provide a reasonable estimate of such impact.

- AASB 16 'Leases' introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. This standard becomes mandatory for the Group's 31 December 2019 financial statements. The Group has decided not to early adopt AASB 16, this is in line with the requirement to adopt AASB 15 at the same time. Once adopted, the structure of cash flows and the presentation of the balance sheet and income statement will change, with no material impact on overall cash flows and net profits.

(aa) Critical Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgments, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgments and estimates will seldom equal the related actual results. The judgments, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa) Critical Accounting Judgments, Estimates and Assumptions (continued)

(i) Goodwill and other intangible assets

The goodwill included in the consolidated financial statements was arised from the acquisition of Marvel Digital Limited. Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating unit ("CGU") to which goodwill have been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. At the end of the reporting year, the carrying amount of goodwill is $13,061,371 (2016: $14,256,751). Details of the recoverable amount calculations are disclosed in Note 15.

(ii) Valuation of contingent consideration liability

The contingent consideration to be transferred by the acquirer is recognised at acquisition-date fair value. The fair value of contingent consideration liability was based on an independent valuation which is determined by using the discounted cash flow method on the probability-weighted financial projection of MDL for the period from 1 October 2015 to 30 September 2017 and is under level 3 fair value adjustment which involve significant estimates and judgements from the management. There was no more contingent consideration as at 31 December 2017 as the Company recognised the actual deferred performance fee to be paid to MFL of $15,110,749.

(iii) Provision for impairment of receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgment. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtor's financial position. Refer to Note 12 for further details.

(iv) Estimation of useful lives of assets

The Group determines the estimated useful lives and related depreciation and amortisation charges for its plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other events. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down. Please refer to Note 3(e) and 3(k) for further details.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa) Critical Accounting Judgments, Estimates and Assumptions (continued)

(v) Income tax

The Group is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax and in assessing whether deferred tax assets and certain deferred tax liabilities are recognised in the consolidated statement of financial position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. In addition, there are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on the Group's current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised in the statement of financial position and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred tax assets and liabilities may require adjustments, resulting in a corresponding credit or charge to the statement of comprehensive income.

(vi) Capitalised technology development expenditure in intangibles

In determining which technology development expenditure may be capitalised the Group applies judgement to distinguish those costs which have a direct relationship to the criteria for capitalisation described in accounting policy Note 3(e), from those which should be expensed in the period incurred. This involves evaluating the nature of work performed by staff as well as universities, educational and professional institutions, third party consultants and contractors, and in many cases includes a judgemental apportionment of costs.

(vii) Impairment of non-financial assets

The Group assesses impairment of all assets (including intangible assets) at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period. Refer to Note 3(h) for details regarding the method and assumptions used.

4. REVENUE

	Group 2017 $	Group 2016 $
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	4,365,364	4,726,500
Sales of software and technology solutions	1,180,491	9,085,792
Sales and distribution of audio products	54,251	111,045
Provision of consultancy and other services	162,605	6,333
	5,762,711	13,929,670

5. OTHER INCOME

	Group 2017 $	Group 2016 $
Government grant	426,281	88,387
Sundry income	8,015	19,164
	434,296	107,551

6. FINANCE COSTS

	Group 2017 $	Group 2016 $
Bank overdraft and borrowing interest	42,285	1,245
Interest on finance lease liability	3,750	-
Interest charged by the ultimate holding company	61,066	72,421
	107,101	73,666

Notes to the Consolidated Financial Statements
For the year ended 31 December 2017

7. PROFIT BEFORE INCOME TAX

	Group 2017 $	Group 2016 $
Employee benefits expenses:		
- Wages and salaries	2,479,754	2,505,964
- Defined contribution superannuation plan expenses	106,414	86,515
- Less: Labour cost allocated to development projects	(764,476)	(925,792)
- Non-executive directors' remuneration	66,000	49,000
Total employee benefit expenses	1,887,692	1,715,687
Depreciation and amortisation of non-current assets:		
- Office furniture and equipment	304,262	382,789
- Leasehold improvements	222,015	360,778
- Motor vehicle	11,087	-
- Intangible assets	1,483,767	1,403,664
Total depreciation and amortisation	2,021,131	2,147,231
Rental expense on operating lease	407,184	370,423
Auditors' remuneration for:		
- Audit and review of financial statements:		
- statutory auditor of the Group in Australia	64,000	37,500
- auditors of the subsidiaries in Hong Kong and China	4,097	1,627
- auditor for other reporting purposes	123,638	7,105
Total auditors' remuneration	191,735	46,232

8. INCOME TAX CREDIT / (EXPENSE)

	Group 2017 $	Group 2016 $
Current tax expense	-	(1,052,266)
Deferred tax benefit / (expense)	187,213	(966,673)
Income tax credit / (expense)	187,213	(2,018,939)

8. INCOME TAX CREDIT / (EXPENSE) (Continued)

(a) The prima-facie tax on profit before income tax is reconciled to the income tax credit / (expense) as follows:

	2017 $	2016 $
Numerical reconciliation of income tax expense to prima facie tax payable		
Profit before income tax	1,505,453	5,614,007
Income tax expense on profit before income tax at 30%	(451,636)	(1,684,202)
Difference in overseas tax rates	27,266	312,313
Add / (less) the tax effect of:		
Utilisation of tax losses during the year	-	(500,971)
Tax losses and temporary differences for the year for which no deferred tax is recognised	611,583	(146,079)
Income tax credit / (expense)	187,213	(2,018,939)

(b) Deferred tax assets / (liabilities) arising from temporary differences and unused tax losses can be summarised as follows:

	2017 $	2016 $
Balance brought forward	(1,909,030)	(933,853)
Accelerated depreciation allowances	(46,621)	(501,510)
Temporary differences on disposed / (acquired) intangible assets	-	35,808
Future benefit of tax losses	233,426	(500,971)
Exchange difference	135,916	(8,504)
Total	(1,586,309)	(1,909,030)

(c) Income tax payable in the consolidated statement of financial position represents:

	2017 $	2016 $
Balance brought forward	(1,069,364)	-
Provision for income tax for the year	-	(1,052,266)
Exchange difference	23,145	(17,098)
Total	(1,046,219)	(1,069,364)

9. DIVIDENDS

No dividends were declared and paid during the financial year (2016: Nil).

10. EARNINGS PER SHARE

	Group	
	2017	2016
	$	$
Profit after income tax attributable to shareholders	1,695,567	3,627,757
Ordinary number of shares *	2,643,611	2,643,611
Weighted average number of shares on issue *	2,643,611	2,643,611
Basic and diluted earnings per share *	0.64	1.37

* The original ordinary number of shares and weighted average number of shares on issue were 79,301,852 in 2016. The above number of shares and earnings per share in 2016 have been adjusted for the 30-for-1 reverse stock split effective on 8 May 2017.

11. INVENTORIES

Inventories consist of the following:

	Group	
	2017	2016
	$	$
Raw materials	1,019,954	948,491
Finished goods – displays and other products	748,278	996,746
Provision for inventories obsolescence	-	(88,186)
Total, net of allowance for inventories	1,768,232	1,857,051

12. TRADE AND OTHER RECEIVABLES

	Group	
	2017	2016
	$	$
Trade receivables	2,489,235	8,612,576
Other receivables	134,009	5,787
Amounts due from related companies	756,585	182,378
	3,379,829	8,800,741
Less: Allowances for doubtful debts	-	-
	3,379,829	8,800,741

(a) Ageing Analysis

The ageing analysis of trade receivables is as follows:

	Group	
	2017	2016
	$	$
Current	617,346	7,897,623
Past due		
< 31 days	244,004	-
31 - 90 days	95,277	-
> 90 days	1,532,608	714,953
	1,871,889	714,953
Total	2,489,235	8,612,576

12. TRADE AND OTHER RECEIVABLES (Continued)

(b) Trade receivables which are past due but not impaired

Included in the Group's trade receivable balance are debtors with an aggregate carrying amount of $1,871,889 (2016: $714,953) which are past due at the end of the reporting period for which the Group has not made provision for impairment loss.

The carrying value of trade receivables is considered reasonable approximation of fair value to the short term nature of the balance.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables in the consolidated financial statements. Refer to Note 27(e) for further details of credit risk management.

The amounts due from the related companies are unsecured, non-interest bearing and repayable on demand.

13. OTHER ASSETS

	Group	
	2017	2016
	$	$
Prepayments	106,815	280,325
Trade deposits	850,845	1,819,648
Other deposits	228,753	151,869
GST receivable	3,882	2,073
	1,190,295	2,253,915

Notes to the Consolidated Financial Statements
For the year ended 31 December 2017

14. PLANT AND EQUIPMENT

Group

	Leasehold Improvements $	Office Furniture and Equipment $	Motor Vehicle $	Total $
At 1 January 2016				
Cost	1,431,503	1,820,788	-	3,252,291
Accumulated depreciation	(464,807)	(1,114,782)	-	(1,579,589)
Net book amount	966,696	706,006	-	1,672,702
Year ended 31 December 2016				
Opening net book amount	966,696	706,006	-	1,672,702
Additions	963	426,633	-	427,596
Disposals	(125,322)	(53,065)	-	(178,387)
Depreciation expense	(360,778)	(382,789)	-	(743,567)
Written off	-	(67,089)	-	(67,089)
Exchange difference	(20,406)	(25,214)	-	(45,620)
Closing net book amount	461,153	604,482	-	1,065,635
At 31 December 2016				
Cost	1,239,520	2,003,660	-	3,243,180
Accumulated depreciation	(778,367)	(1,399,178)	-	(2,177,545)
Net book amount	461,153	604,482	-	1,065,635
Year ended 31 December 2017				
Opening net book amount	461,153	604,482	-	1,065,635
Additions	-	32,403	85,129	117,532
Depreciation expense	(222,015)	(304,262)	(11,087)	(537,364)
Exchange difference	(33,554)	(28,230)	(2,702)	(64,486)
Closing net book amount	205,584	304,393	71,340	581,317
At 31 December 2017				
Cost	1,143,329	1,905,962	82,315	3,131,606
Accumulated depreciation	(937,745)	(1,601,569)	(10,975)	(2,550,289)
Net book amount	205,584	304,393	71,340	581,317

Notes to the Consolidated Financial Statements
For the year ended 31 December 2017

15. INTANGIBLE ASSETS AND GOODWILL

Group

	Goodwill	Autostereo-scopic 3D Display Technologies and Knowhow	Patents and Trademark	Software and Licence	Total
	$	$	$	$	$
Cost					
At 1 January 2016	14,307,935	11,164,603	41,545	36,968	25,551,051
Additions	-	89,528	999,829	-	1,089,357
Disposal	-	(302,966)	-	-	(302,966)
Exchange difference	(51,184)	(57,184)	13,800	(2,583)	(97,151)
At 31 December 2016	14,256,751	10,893,981	1,055,174	34,385	26,240,291
At 1 January 2017	14,256,751	10,893,981	1,055,174	34,385	26,240,291
Additions	-	-	181,287	-	181,287
Reclassification	-	487,555	-	-	487,555
Disposal	-	-	-	-	-
Exchange difference	(1,195,380)	(928,032)	(19,834)	(1,008)	(2,144,254)
At 31 December 2017	13,061,371	10,453,504	1,216,627	33,377	24,764,879
Accumulated Amortisation and Impairment losses					
At 1 January 2016	-	-	-	(5,957)	(5,957)
Amortisation	-	(1,354,273)	(32,473)	(16,918)	(1,403,664)
Disposal	-	37,871	-	-	37,871
Exchange difference	-	(65,853)	(579)	987	(65,445)
At 31 December 2016	-	(1,382,255)	(33,052)	(21,888)	(1,437,195)
At 1 January 2017	-	(1,382,255)	(33,052)	(21,888)	(1,437,195)
Amortisation	-	(1,341,860)	(131,419)	(10,488)	(1,483,767)
Disposal	-	-	-	-	-
Exchange difference	-	167,679	37,075	3,639	208,393
At 31 December 2017	-	(2,556,436)	(127,396)	(28,737)	(2,712,569)
Carrying Amount					
At 31 December 2016	14,256,751	9,511,726	1,022,122	12,497	24,803,096
At 31 December 2017	13,061,371	7,897,068	1,089,231	4,640	22,052,310

The technology and software applied to develop the autostereoscopic 3D display technologies was included with the acquisition of Marvel Digital Limited on 30 September 2015 and was revalued to fair value at that time by an independent valuer.

15. INTANGIBLE ASSETS AND GOODWILL (Continued)

For the above goodwill and autostereoscopic 3D display technologies and knowhow at the reporting period end, the management has considered the recoverable amount of the corresponding cash generating unit which has been determined by a value-in-use calculation. The key assumptions for the value-in-use calculations are those regarding the discount rates, growth rates and expected changes in gross margin of the products and services. Management estimates discount rates that reflect current market assessments of the time value of money and the risks specific to the cash generating unit. The growth rates are based on industry growth forecasts. Changes in gross margin are based on past practices and expectations of future changes in the market. The Group performed impairment review for the goodwill, based on the cash flow forecast derived from the most recent financial budgets and estimated future cash flows for the following five years and using a discount rate of 18% (2016: 18%). The present value of future cash flows has been calculated using projected cashflows approved by the board covering year 1. The present value of future cash flows for years 2 to 5 have been calculated using average growth rates of approximately 40%. The cash flows beyond the five-year period are extrapolated using a 3% (2016: 3%) growth rate. The recoverable amount of the corresponding cash generating unit from our value-in-use calculation is estimated to be approximately $40,150,000, which exceeded the carrying amount of intangible assets and goodwill. The management has considered and assessed reasonably possible changes for other key assumptions and has not identified any instances that could cause the carrying amount of the cash generating unit to exceed its recoverable amount. Based on the results of impairment review and value-in-use assessment, the management considered that there is no indication that the goodwill and intangible assets have suffered an impairment loss.

16. DEVELOPMENT PROJECTS

	$
At 1 January 2016	
Cost	690,889
Accumulated impairment losses	-
Net book amount	690,889
Year ended 31 December 2016	
Opening net book amount	690,889
Additions	2,528,308
Reclassification	(60,218)
Disposal	(351,951)
Exchange difference	72,977
Closing net book amount	2,880,005
At 31 December 2016	
Cost	2,880,005
Accumulated impairment losses	-
Net book amount	2,880,005
Year ended 31 December 2017	
Opening net book amount	2,880,005
Additions	1,961,191
Reclassification	(439,069)
Disposal	(68,360)
Exchange difference	(306,315)
Closing net book amount	4,027,452
At 31 December 2017	
Cost	4,027,452
Accumulated impairment losses	-
Net book amount	4,027,452

16. DEVELOPMENT PROJECTS (Continued)

Development projects represent the development costs directly attributable to and incurred for several internal technology projects of the Group which are in cooperation with the universities and professional technology institutions in Hong Kong for developing innovative technology to be applied in the existing and new 3D related products of the Group. Cost model is applied for development projects which require these assets to be carried at cost less any accumulated impairment losses. The Group had performed impairment review for the development projects at the reporting period end and there was no indication that the development projects have suffered an impairment loss.

17. TRADE AND OTHER LIABILITIES

	Group	
	2017	2016
	$	$
Trade payables	63,440	799,522
Accruals	334,425	380,594
Deferred revenue	165,983	161,401
Value added tax payables	157,489	313,326
Amounts due to related companies	33,353	-
Others	75,754	-
	830,444	1,654,843

The amounts due to the related companies are unsecured, non-interest bearing and repayable on demand.

18. PROVISIONS

	Group	
	2017	2016
	$	$
Employee benefits	49,166	31,331

19. AMOUNT DUE TO ULTIMATE HOLDING COMPANY

	Group	
	2017	2016
	$	$
Current portion	157,492	2,382,707
Non-current portion (Note 26(b))	15,110,749	-
	15,268,241	2,382,707

The amount due to the ultimate holding company – Marvel Finance Limited ("MFL") was primarily from the acquisition of Marvel Digital Limited ("MDL") in September 2015. The ultimate holding company agrees to provide financial support to the Group in the early stage for on-going technology development and operation after the acquisition of MDL.

19. AMOUNT DUE TO ULTIMATE HOLDING COMPANY (Continued)

As at 31 December 2016, the whole amount due to MFL is unsecured, and carries interest at an annual interest rate of 2.5% over the one month Hong Kong Interbank Offer Rate ("HIBOR") and repayable on demand. As at 31 December 2017, the non-current portion of amount due to MFL is unsecured and carries interest at an annual interest rate of 2.5% over the one month HIBOR starting from 1 February 2018 and is not expected to be repaid in the next twelve months, while the current portion is unsecured, carries interest at an annual interest rate of 2.5% over the one month HIBOR and repayable on demand.

20. BORROWINGS

	Group	
	2017	2016
	$	$
Bank overdraft, unsecured	789,942	784,029
Bank borrowings, unsecured	819,450	447,250
	1,609,392	1,231,279

Bank overdraft and borrowings carry interest at an annual interest rate of 2.5% over the one month HIBOR.

As at 31 December 2017, the Group had total banking facilities of $1,638,900 (2016: $1,789,000) of which $1,609,392 (2016: $1,231,279) were utilised.

The unsecured bank overdraft and bank borrowings are guaranteed by our director, Dr. Herbert Ying Chiu LEE.

21. OBLIGATION UNDER FINANCE LEASE

At 31 December 2017, the Group's finance lease liability was repayable as follows:

	Group	
	2017	2016
	$	$
Within one year	15,653	-
Two to five years	51,819	-
	67,472	-
Less: Amount due within one year shown under current liabilities	(15,653)	-
Amount due after one year	51,819	-
No later than 1 year	18,522	-
Later than 1 year and no later than 5 years	55,567	-
	74,089	-
Future finance charges on finance leases	(6,617)	-
Present value of finance lease liability	67,472	-

Obligation under finance lease carry interest rates of 2.5% per annum.

22. CONTROLLED ENTITIES

Name of Subsidiary	Country of Incorporation	Principal Activities	Paid Up Capital	Percentage Owned 2017	Percentage Owned 2016
CIMC Marketing Pty. Limited	Australia	Management services and trading	AUD1	100%	100%
Yamaga Limited	Hong Kong	Provision of advertising and media services	HKD1	100%	100%
Dragon Creative Limited	Hong Kong	Sale and distribution of various 3D related products and provision of 3D consulting services	HKD8	100%	100%
Binario Limited	British Virgin Islands	Investment holding	AUD1	100%	100%
Yamaga Audio Limited	United States of America	Investment holding	USD1	100%	100%
Zamora Corporation	United States of America	Sale and administration office in U.S.A.	USD1	100%	100%
Digital Media Technology Limited	Malaysia	Dormant	USD100	100% (indirect)	100% (indirect)
Marvel Digital Limited	Hong Kong	Development of 3D autostereoscopic display technology and investment holding	HKD30,002,970	100% (indirect)	100% (indirect)
Visumotion International Limited	Hong Kong	Sales of software and provision of consultancy services	HKD1	100% (indirect)	100% (indirect)
Marvel Digital (Shenzhen) Limited	P.R.C.	Manufacturing and distribution of 3D products and provision of 3D consultancy services	RMB23,939,197	100% (indirect)	100% (indirect)
Marvel Software (Shenzhen) Limited	P.R.C.	Dormant	RMB422,380	100% (indirect)	100% (indirect)
Global Vantage Audio Limited	Hong Kong	Sale and distribution of audio products	HKD1	50% (indirect)	50% (indirect)
GOXD Technology Limited	Hong Kong	Development and distribution of 3D digital picture frames	HKD10,000	100% (indirect)	-

Notes to the Consolidated Financial Statements
For the year ended 31 December 2017

23. ISSUED CAPITAL

(a) Share Capital

Group

	31 December 2017		31 December 2016	
	Number of shares	$	Number of shares	$
Ordinary Shares fully paid	2,643,611	10,410,279	79,301,852	10,410,279

(b) Movements in ordinary share capital

	Number of Shares	$
31 December 2016 & 1 January 2017	79,301,852	10,410,279
1-for-30 reverse split of our fully paid ordinary shares	(76,658,241)	-
31 December 2017	2,643,611	10,410,279

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

On 2 May 2017, the Company effected a 1-for-30 reverse split of the ordinary shares, which was approved at a special meeting of the shareholders on 2 March 2017. The purpose of the reverse stock split was to enable the Company to meet the Nasdaq's minimum share price requirement. The reverse stock split became effective on 8 May 2017 and every thirty issued and outstanding ordinary shares were automatically combined into one issued and outstanding ordinary share. This reduced the number of outstanding shares from 79,301,852 shares to 2,643,611 after adjusting for fractional shares.

(c) Options on issue

There were no share options issued and outstanding during and at the end of the financial year.

24. RESERVE

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.

25. COMMITMENTS

(a) Non-cancellable operating leases

The Group has entered into commercial leases for rental accommodation and certain items of plant and equipment. The lease terms ranged from one year to five years.

	Group	
	2017	2016
	$	$
Committed at the reporting date but not recognised as liabilities, which are payable:		
- Within one year	273,784	263,043
- Two to five years	285,769	149,813
- More than five years	-	-
	559,553	412,856

(b) Contractual commitments

As at 31 December 2017, the Group had contractual commitments for certain development projects of approximately $1,925,797 which are payable in 2018.

(c) Capital commitments

As at 31 December 2017, the Group had internal capital commitments for the investments in two PRC subsidiaries of RMB25,638,000 (approximately $5,045,000).

26. CONTINGENT CONSIDERATION LIABILITY

(a) There are no material contingent liabilities or contingent assets of the Group at the end of the reporting period. The contingent consideration liability as at 31 December 2016 represented the contingent consideration payable for acquisition of Marvel Digital Limited ("MDL") as disclosed below:

In accordance with the terms of MDL acquisition, the Company agreed to pay Marvel Finance Limited ("MFL") a deferred performance fee calculated at five times of the average annualised consolidated profits of MDL for the two year period from the completion date less the initial purchase consideration. The Group included approximately HK$115,980,000, equivalent to $20,748,035 as contingent consideration liability, as at 31 December 2016. There was no more contingent consideration as at 31 December 2017 as the Company recognised the actual deferred performance fee to be paid to MFL of $15,110,749.

Pursuant to the agreement, the Company agreed to pay this deferred performance fee by cashier order or banker draft within two weeks upon the Company and MFL agreeing on the audited profits no later than four months after the second anniversary of the date of acquisition, i.e. 31 January 2018. Subsequently in February 2018, MFL has agreed with the Company not to seek payment of the deferred performance fee until the earlier of the time the Company is in the position to repay the amount but no earlier than 30 April 2019. The amount due to MFL arising from this deferred performance fee was included in amount due to ultimate holding company in non-current liabilities at the reporting date. The unpaid amount of the deferred performance fee will carry interest at an interest rate of 2.5% per annum over one month Hong Kong Interbank Offer Rate starting from 1 February 2018. MFL also confirmed that the payment of the deferred performance fee can be in shares or cash or a combination of both, which will be decided and agreed upon further discussion with the Company.

(b) Reconciliation of contingent consideration liability

	Group	
	2017	2016
	$	$
Balance brought forward	20,748,035	20,836,176
Fair value change in contingent consideration liability	(3,953,537)	-
Exchange difference	(1,683,749)	(88,141)
Deferred performance fee reclassified to amount due to ultimate holding company	(15,110,749)	-
Total	-	20,748,035

27. FINANCIAL RISK MANAGEMENT

(a) Financial risk management objectives

The Group is exposed to financial risk through the normal course of their business operations. The key risks impacting the Group's financial instruments are considered to be interest rate risk, foreign currency risk, liquidity risk, credit risk and capital risk. The Group's financial instruments exposed to these risks are cash and short term deposits, receivables, trade payables and borrowings.

The Group's chief executive officer is Dr. Herbert Ying Chiu LEE, who monitors the Group's risks on an ongoing basis and report to the Board.

(b) Interest rate risk management

The Group is exposed to interest rate risk (primarily on its cash and bank balances, amount due to ultimate holding company, borrowings and obligation under finance lease), which is the risk that a financial instrument's value will fluctuate as a result of changes in the market interest rates on interest-bearing financial instruments.

The Group has adopted a policy of ensuring it maintains adequate cash and cash equivalent balances available at call. These accounts currently earn low interests.

The sensitivity analyses below have been determined based on the exposure to interest rates at the reporting date and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. A 50 basis point increase or decrease represents management's assessment of the possible change in interest rates.

At reporting date, if interest rates had increased/decreased by 50 basis points from the weighted average effective rate for the year, with other variables constant, the profit for the year would have been $898 lower (2016: $12,708 lower) / $898 higher (2016: 12,708 higher).

Notes to the Consolidated Financial Statements
For the year ended 31 December 2017

27. FINANCIAL RISK MANAGEMENT (Continued)

(b) Interest rate risk management (continued)

The following table summarises interest rate risk for the Group, together with effective interest rates as at the reporting date.

2017	Weighted average effective interest rate	Floating interest rate	Non-interest bearing	Total
		$	$	$
Financial Assets				
Cash and bank balances	0.23%	1,654,659	1,205,355	2,860,014
Trade and other receivables		-	3,379,829	3,379,829
Other assets		-	199,392	199,392
Total Financial Assets		1,654,659	4,784,576	6,439,235
Financial Liabilities				
Trade and other liabilities		-	664,461	664,461
Trade deposits received		-	7,939	7,939
Amount due to ultimate holding company	3.07%	15,268,241	-	15,268,241
Bank overdraft	3.07%	789,942	-	789,942
Bank borrowings	3.07%	819,450	-	819,450
Obligation under finance lease	4.87%	67,472	-	67,472
Provisions		-	49,166	49,166
Total Financial Liabilities		16,945,105	721,566	17,666,671

2016	Weighted average effective interest rate	Floating interest rate	Non-interest bearing	Total
		$	$	$
Financial Assets				
Cash and bank balances	0.3%	1,072,355	748,639	1,820,994
Trade and other receivables		-	8,800,741	8,800,741
Other assets		-	2,253,915	2,253,915
Total Financial Assets		1,072,355	11,803,295	12,875,650
Financial Liabilities				
Trade and other liabilities		-	1,654,843	1,654,843
Trade deposits received		-	99,866	99,866
Amount due to ultimate holding company	2.82%	2,382,707	-	2,382,707
Bank overdraft	0.27%	784,029	-	784,029
Borrowings	0.27%	447,250	-	447,250
Provisions		-	31,331	31,331
Contingent consideration liability		-	20,748,035	20,748,035
Total Financial Liabilities		3,613,986	22,534,075	26,148,061

27. FINANCIAL RISK MANAGEMENT (Continued)

(c) Foreign currency risk

The Group has net assets denominated in certain foreign currencies as at 31 December 2017. Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts are those reported to key management translated into AUD at the closing rate:

	Short term exposure			Long term exposure		
	HKD	USD	RMB	HKD	USD	RMB
31 December 2017						
- Financial assets	2,271,677	41,221	4,113,590	-	-	-
- Financial liabilities	(2,162,390)	(53,495)	(264,699)	(15,110,749)	-	-
Total exposure	109,287	(12,274)	3,848,891	(15,110,749)	-	-
	Short term exposure			Long term exposure		
	HKD	USD	RMB	HKD	USD	RMB
31 December 2016						
- Financial assets	1,456,088	51,451	9,233,090	-	-	-
- Financial liabilities	(3,904,970)	(1,892)	(1,304,533)	(20,748,035)	-	-
Total exposure	(2,448,882)	49,559	7,928,557	(20,748,035)	-	-

The following table illustrates the sensitivity of profit / (loss) and equity in regard to the Group's financial assets and financial liabilities and the HKD/AUD exchange rate, USD/AUD exchange rate and RMB/AUD exchange rate and 'all other things being equal'. It assumes a +/- 5% change of the AUD/HKD exchange rate for the year ended at 31 December 2017 (2016: 5%). A +/- 5% change is considered for the AUD/USD exchange rate (2016: 5%). A +/- 10% change is considered for the AUD/RMB exchange rate (2016: 10%). These percentages have been determined based on the average market volatility in exchange rates in the previous twelve 12 months. The sensitivity analysis is based on the Group's foreign currency financial instruments held at each reporting date and also takes into account forward exchange contracts that offset effects from changes in currency exchange rates.

If the AUD had strengthened against the HKD by 5% (2016: 5%), the USD by 5% (2016: 5%) and the RMB by 10% (2016: 10%) respectively then this would have had the following impact:

	Profit / (Loss) for the year				Equity			
	HKD	USD	RMB	Total	HKD	USD	RMB	Total
31 December 2017	750,073	614	(384,889)	365,798	750,073	614	(384,889)	365,798
31 December 2016	1,159,846	(2,478)	(792,856)	364,512	1,159,846	(2,478)	(792,856)	364,512

27. FINANCIAL RISK MANAGEMENT (Continued)

(c) Foreign currency risk (continued)

If the AUD had weakened against the HKD by 5% (2016:5%), the USD by 5% (2016: 5%) and the RMB by 10% (2016: 10%) respectively then this would have had the following impact:

	Profit / (Loss) for the year				Equity			
	HKD	USD	RMB	Total	HKD	USD	RMB	Total
31 December 2017	(750,073)	(614)	384,889	(365,798)	(750,073)	(614)	384,889	(365,798)
31 December 2016	(1,159,846)	2,478	792,856	(364,512)	(1,159,846)	2,478	792,856	(364,512)

Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless, the analysis above is considered to be representative of the Group's exposure to currency risk.

(d) Liquidity risk management

Prudent liquidity risk management implies maintaining sufficient cash and term deposits, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The following tables detail the Group's remaining contractual maturity for its non-derivative financial liabilities based on the agreed repayment terms or the earliest date on which the Group can be required to pay. The table has been drawn up based on the undiscounted cash flows of financial liabilities and include both interest and principal cash flows.

2017	Carrying amount $	Total contractual undiscounted cash flow $	0 - 30 days or on demand $	31 - 90 days $	91 -365 Days $	Over 1 year $
Trade and other liabilities	664,461	664,461	664,461	-	-	-
Trade deposits received	7,939	7,939	7,939	-	-	-
Amount due to ultimate holding company	15,268,241	15,779,510	157,492	-	-	15,622,018
Bank overdraft	789,942	789,942	789,942	-	-	-
Bank borrowings	819,450	833,554	-	-	833,554	-
Obligation under finance lease	67,472	74,089	1,543	3,087	13,892	55,567
Provisions	49,166	49,166	49,166	-	-	-
	17,666,671	18,198,661	1,670,543	3,087	847,446	15,677,585

27. FINANCIAL RISK MANAGEMENT (Continued)

(d) Liquidity risk management (continued)

2016	Carrying amount $	Total contractual undiscounted cash flow $	0 - 30 days or on demand $	31 - 90 days $	91 -365 Days $	Over 1 year $
Trade and other liabilities	1,654,843	1,654,843	1,654,843	-	-	-
Trade deposits received	99,866	99,866	99,866	-	-	-
Amount due to ultimate holding company	2,382,707	2,382,707	2,382,707	-	-	-
Bank overdraft	784,029	784,029	784,029	-	-	-
Bank borrowings	447,250	449,516	-	449,516	-	-
Provisions	31,331	31,331	31,331	-	-	-
Contingent consideration liability	20,748,035	20,748,035	-	-	-	20,748,035
	26,148,061	26,150,327	4,952,776	449,516	-	20,748,035

(e) Credit risk

Credit risk refers to the risk that a counter-party will default on its contractual obligations resulting in a financial loss to the Group. The Group's potential concentration of credit risk consists mainly of cash deposits with banks and trade receivables with its customers. The Group's short term cash surpluses are placed with banks that have investment grade ratings. The Group considers the credit standing of counterparties and customers when making deposits and sales, respectively, to manage the credit risk. The Group does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the Group. Considering the nature of the business at current, the Group believes that the credit risk is not material to the Group's operations.

The maximum exposure to credit risk, excluding the value of any collateral or other security, at the end of the reporting period, to financial assets, is represented by the carrying amount of cash and bank balances, trade and other receivables, net of any provisions for doubtful debts, as disclosed in the consolidated statement of financial positions and notes to the consolidated financial statements.

(f) Fair value of financial instruments

The following liability is recognised and measured at fair value on a recurring basis:

- Contingent consideration liability

27. FINANCIAL RISK MANAGEMENT (Continued)

(f) Fair value of financial instruments (continued)

Fair value hierarchy

All assets and liabilities for which fair value is measured or disclosed are categorised according to the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Recognised fair value measurements

The following table sets out the Group's assets and liabilities that are measured at fair value in the consolidated financial statements.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Contingent consideration liability				
- 31 December 2017	-	-	-	-
- 31 December 2016	-	-	20,748,035	20,748,035

There were no transfers during the year between level 1 and level 2 recurring fair value measurements.

The Group's policy is to recognise transfers into and of the different fair value hierarchy levels at the date the event or change in circumstances that caused the transfer occurred.

Disclosed fair values

The Group also has assets and liabilities which are not measured at fair values but for which fair values are disclosed in the notes to the consolidated financial statements.

Due to their short term nature, the carrying amounts of trade receivables (refer to Note 12) and payables (refer to Note 17) are assumed to approximate their fair values because the impact of discounting is not significant.

Notes to the Consolidated Financial Statements
For the year ended 31 December 2017

27. FINANCIAL RISK MANAGEMENT (Continued)

(g) Capital management risk

The Group's objective when managing capital are to safeguard the Group's ability to continue as a going concern and to maintain a strong capital base sufficient to maintain future development of its business. In order to maintain or adjust the capital structure, the Group may return capital to shareholders, issue new shares or sell assets to reduce debts. The Group's focus has been to raise sufficient funds through equity to fund its business activities.

There were no changes to the Group's approach to capital management during the year. Risk management policies and procedures are established with regular monitoring and reporting.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

The capital structure of the Group consists of equity attributable to equity holders of the parent, comprising issued capital, foreign currency translation reserve and retained earnings as disclosed in Notes 23 and 24 respectively.

28. RELATED PARTIES

(a) Parent and ultimate controlling party

On 30 September 2015, the Company issued 26,081,065 new ordinary shares at a price of $0.20 per share to acquire 100% equity interests in Marvel Digital Limited from Marvel Finance Limited, which is a company controlled and wholly owned by Dr. Herbert Ying Chiu LEE. Marvel Finance Limited now owns 1,492,912 ordinary shares of the Company on a post-reverse split basis and is the ultimate controlling party of the Group.

(b) Transactions with key management personnel are set out on Note 30.

28. RELATED PARTIES (Continued)

(c) Other related party transactions

During the year, the Group has following material transactions with its related parties:

	Group 2017 $	2016 $
- Revenue received from related parties [1]	2,070,866	1,297,556
- Purchase of products from related parties [1]	85,242	57,759
- Service fees paid to a related party [1]	16,895	12,919
- Interest charged by the ultimate holding company	61,066	72,421
- Company secretarial and service fees paid to related parties [2]	5,250	27,500

[1] Dr. Herbert Ying Chiu LEE, has control over the above related parties.
[2] Mr. Con UNERKOV, is a common director of this related company.

During the year, the Group incurred expenditure of $31,538 (excluding GST) to BDO Administration (SA) Pty Ltd in respect to company secretarial and taxation services. George Yatzis, Company Secretary of IMT is a director of BDO Administration (SA) Pty Ltd.

During the year ended 31 December 2017, the unsecured bank overdraft and bank borrowings are personally guaranteed by our director, Dr. Herbert Ying Chiu LEE. No charge has been requested for this guarantee.

(d) Amounts due from / to related companies

Included in trade and other receivables in Note 12, there are amounts of $1,002,058 and $756,585 (2016: $1,000,139 and $182,378) which are trade and non-trade in nature respectively and were due from certain related companies in which Dr. Herbert Ying Chiu LEE has control. The amounts due from the related companies are unsecured, non-interest bearing and repayable on demand.

Included in trade and other liabilities in Note 17, there were amounts of $8,186 and $33,353 (2016: $Nil) which are trade and non-trade in nature respectively and were due to certain related companies in which Dr. Herbert Ying Chiu LEE has control. The amounts due to the related companies are unsecured, non-interest bearing and repayable on demand.

As disclosed in Note 19, there was an amount of $15,268,241 (2016: $2,382,707) due to ultimate holding company, Marvel Finance Limited.

As at 31 December 2017, the Group had outstanding invoices owing to BDO Administration (SA) Pty Ltd totaling $2,500 (2016: $5,000). George Yatzis, Company Secretary of IMT is a director of BDO Administration (SA) Pty Ltd.

Notes to the Consolidated Financial Statements
For the year ended 31 December 2017

29. CASH FLOW INFORMATION

	Group Year ended 31 December 2017 $	Group Year ended 31 December 2016 $
CASH FLOWS FROM CHANGES IN WORKING CAPITAL		
(Increase) / Decrease in assets:		
Trade and other receivables	5,132,064	(7,590,963)
Inventories	37,360	(1,209,655)
Other assets	885,469	(1,420,951)
Disposal of intangible assets	-	265,095
Development projects	68,360	-
Increase / (Decrease) in liabilities:		
Trade and other liabilities	(770,205)	1,205,218
Trade deposits received	(82,390)	(221,191)
Provisions	20,603	2,157
NET CASH FLOWS FROM CHANGES IN WORKING CAPITAL	5,291,261	(8,970,290)

Reconciliation of liabilities arising from financing activities

	2016	Cash flow	Non-cash changes		2017
			Deferred performance fee	Foreign exchange movement	
	$	$	$	$	$
Repayment of advances to related parties	2,382,707	(2,003,277)	15,110,749	(221,938)	15,268,241
Proceeds from bank borrowings	447,250	423,725	-	(51,525)	819,450
Total liabilities from financing activities	2,829,957	(1,579,552)	15,110,749	(273,463)	16,087,691

30. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Remuneration

Remuneration of Directors are set out on page 7-9 of the Directors' Report.

The total remuneration paid or payable to the directors and senior management of the Group during the year are as follows:

	31 December 2017 $	31 December 2016 $
Short term benefits	464,339	573,477
Post-employment benefits	9,265	10,569
Total	473,604	584,046

(b) Loans to Key Management Personnel and their related parties

Save as disclosed in Note 28(d), there were no other loans outstanding at the reporting date to Key Management Personnel and their related parties.

Other transactions with Key Management Personnel
A number of key management persons, or their related parties, held positions in other entities that resulted in them having control or significant influences over the financials or operating policies of these entities. Transactions between related parties are in normal commercial terms and conditions unless otherwise stated in Notes 12, 17, 19 and 28.

(c) Share Options – number of share options held by management

There were no share options held outstanding held by the management.

31. SEGMENT INFORMATION

Operating segments have been determined on the basis of reports reviewed by the executive director. The executive director is considered to be the chief operating decision maker of the Group. The executive director considers that the Group has assessed and allocated resources on this basis. The executive director considers that the Group has four operating segments for the year ended 31 December 2017 (2016: four), being (1) the development, sale and distribution of autostereoscopic 3D displays, conversion equipment, software and others, (2) sale and distribution of audio products, (3) provision of consultancy services, and (4) corporate.

Notes to the Consolidated Financial Statements
For the year ended 31 December 2017

31. SEGMENT INFORMATION (Continued)

Segment information for the reporting period is as follows:

For the year ended 31 December 2017	Development, sale and distribution of 3D displays, conversion equipment, software and others $	Sales and distribution of audio products $	Consultancy services $	Corporate $	Total $
Revenue					
Revenue from operating activities	5,708,460	54,251	-	-	5,762,711
Interest income	3,030	-	-	62	3,092
Fair value change in contingent consideration liability	-	-	-	3,953,537	3,953,537
Other income	434,296	-	-	-	434,296
Segment revenue	**6,145,786**	**54,251**	-	**3,953,599**	**10,153,636**
Cost of sales	2,506,037	42,027	-	-	2,548,064
Employee benefit expenses	1,681,123	5,831	134,415	66,323	1,887,692
Depreciation and amortisation expenses	1,937,133	1,001	79,930	3,067	2,021,131
Professional and consulting expenses	36,482	1,913	11,808	251,529	301,732
Travel and accommodation expenses	285,693	6,376	1,508	39,926	333,503
Other expenses	1,184,595	18,626	17,768	227,971	1,448,960
Finance costs	107,101	-	-	-	107,101
Segment operating profit/(loss)	**(1,592,378)**	**(21,523)**	**(245,429)**	**3,364,783**	**1,505,453**
Segment assets 2017	**16,868,789**	**73,130**	**57,923**	**18,859,607**	**35,859,449**
Segment liabilities 2017	**4,615,366**	**76,731**	**(587,484)**	**16,364,502**	**20,469,115**

Notes to the Consolidated Financial Statements
For the year ended 31 December 2017

31. SEGMENT INFORMATION (Continued)

For the year ended 31 December 2016	Development, sale and distribution of 3D displays, conversion equipment, software and others $	Sales and distribution of audio products $	Consultancy services $	Corporate $	Total $
Revenue					
Revenue from operating activities	13,818,418	111,045	207	-	13,929,670
Interest income	1,856	11	6	154	2,027
Other income	100,374	7,177	-	-	107,551
Segment revenue	**13,920,648**	**118,233**	**213**	**154**	**14,039,248**
Cost of sales	1,928,904	97,504	1,335	-	2,027,743
Employee benefit expenses	1,002,040	44,822	611,825	57,000	1,715,687
Depreciation and amortisation expenses	2,035,365	14,322	97,544	-	2,147,231
Loss on disposal of a subsidiary	-	-	-	872	872
Professional and consulting expenses	129,636	1,813	56,653	112,474	300,576
Travel and accommodation expenses	352,926	5,924	39,470	32,962	431,282
Other expenses	1,414,558	112,449	87,152	114,025	1,728,184
Finance costs	73,666	-	-	-	73,666
Segment operating profit/(loss)	**6,983,553**	**(158,601)**	**(893,766)**	**(317,179)**	**5,614,007**
Segment assets 2016	**21,117,152**	**73,108**	**297,280**	**21,993,897**	**43,481,437**
Segment liabilities 2016	**6,811,574**	**17,453**	**174,182**	**22,123,246**	**29,126,455**

Notes to the Consolidated Financial Statements
For the year ended 31 December 2017

31. SEGMENT INFORMATION (Continued)

The geographic information analyses the Group's revenue and non-current assets by the Company's country of domicile and other countries. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets were based on the geographic location of the assets.

Revenue by geographic location

	Group	
	Year ended 31 December 2017 $	Year ended 31 December 2016 $
Hong Kong	3,235,872	5,507,684
China	2,526,839	8,421,986
	5,762,711	13,929,670

Non-current assets by geographic location

	Group	
	Year ended 31 December 2017 $	Year ended 31 December 2016 $
Australia	13,062,904	14,256,752
Hong Kong	12,384,224	13,026,972
China	1,213,951	1,465,012
	26,661,079	28,748,736

Major customers

For the year ended 31 December 2017, the Group has five individual customers (2016: five) with revenues comprising more than 10% of Group's revenues.

32. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of Comprehensive Income

	Company	
	2017	2016
	$	$
Loss after income tax	486,715	303,505
Other comprehensive income	-	-
Total comprehensive loss	486,715	303,505

Statement of Financial Position

	Company	
	2017	2016
	$	$
Total non-current assets	5,217,752	5,216,219
Total current assets	3,319,257	3,857,307
Total assets	8,537,009	9,073,526
Total current liabilities	30,450	80,252
Total liabilities	30,450	80,252
Total Assets Less Liabilities	8,506,559	8,993,274
Equity		
Issued capital	10,410,279	10,410,279
Accumulated losses	(1,903,720)	(1,417,005)
Total equity	8,506,559	8,993,274

Guarantees entered into by the parent entity in relation to the debts of its subsidiary

The parent entity is not party to a deed of cross guarantee with any of its subsidiaries.

Contingent liabilities
The parent entity had no contingent liabilities as at 31 December 2017 and 31 December 2016.

Capital commitments – property, plant and equipment
The parent entity has no capital commitments for property, plant and equipment as at 31 December 2017 and 31 December 2016.

Significant accounting policies
The accounting policies of the parent entity are consistent with those of the Group, as disclosed in Note 3, except for;

- Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity
- Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of impairment.

Notes to the Consolidated Financial Statements
For the year ended 31 December 2017

33. EVENTS OCCURRING AFTER THE REPORTING DATE

Save as disclosed below, there is no other matter or circumstance arisen since 31 December 2017, which has significantly affected, or may significantly affect the operations of the Group, the result of those operations, or the state of affairs of the Group in subsequent financial years.

(i) Proposed share swap transaction by controlling shareholder

As per our ASX announcement on 23 November 2017, 27 November 2017 and 22 December 2017, our major shareholder - Marvel Finance Limited ("MFL") that it has entered into a conditional share swap agreement with Vantage Ultimate Limited ("Vantage"), a wholly owned subsidiary of Sharing Economy International Inc. (formerly Clean Tech Solutions International, Inc.) (Nasdaq: SEII) ("SEII"), being 1,348,241 fully paid ordinary shares at a price of US$10.00 per IMT share (valuing the parcel of shares at US$13,482,410). In consideration for the transfer, Vantage shall arrange for SEII to issue and allocate a certain number of its ordinary voting shares, representing 19.5% of the issued share capital of SEII, and a 5-year interest-free promissory note with a principal amount of US$11,482,410 to MFL. The agreement is subject to various conditions, including entry into a definitive agreement satisfactory to the parties and legal and financial due diligence on or before 28 February 2018. On 1 March 2018, MFL has indicated as the timeline has ended on 28 February 2018, the conditional share swap agreement has lapsed pursuant to its terms therein.

(ii) Issue of HK$ 23 million convertible bonds in Marvel Digital Limited

As per our ASX announcement on 12 January 2018, the Group entered into the following agreements in connection with the issue of a HK$23 million (equivalent to approximately AU$3.8 million) Convertible Bonds ("Convertible Bonds"): (i) Subscription Agreement between Marvel Digital Limited, a wholly-owned subsidiary of the Company (the "Issuer" or "MDL") and an independent third party entity ("Bondholder") for the Convertible Bonds, (ii) Deed of Guarantee between the Company and the Bondholder to guarantee the payment obligations under the Convertible Bonds and (iii) Put Option Deed between the Company and the Bondholder to repurchase any converted MDL Shares as described below. On the same date, pursuant to the Subscription Agreement, the Convertible Bonds were issued by MDL to the Bondholder as all the terms and conditions in respect of the subscription of the Convertible Bonds were complied with and fulfilled.

Pursuant to the terms of the Convertible Bonds, the Convertible Bonds are convertible in the circumstances set out therein into 75,000 ordinary shares of MDL ("MDL Shares") at a conversion price of HK$306.67 per share, which is equivalent to 20% of the enlarged issued share capital of MDL as of the date of this Announcement. The Bondholder will have the right to convert the whole of their Convertible Bonds into ordinary shares of MDL at any time during the period from 3 January 2018 to 2 January 2020. The period may be extended to a further 12 months subject to the mutual agreement among MDL, Company and Bondholder. Unless previously redeemed or converted, the Convertible Bonds will be redeemed at 100% of their principal amount on the Maturity Date.

33. EVENTS OCCURRING AFTER THE REPORTING DATE (Continued)

(ii) Issue of HK$ 23 million convertible bonds in Marvel Digital Limited (continued)

In connection with the Convertible Bonds, the Company also entered into a Deed of Guarantee to guarantee the due and punctual performance and observance by the Issuer of its payment obligations of the bond principal and interest under the Convertible Bonds until all the guaranteed obligations have been fully satisfied, discharged or paid in full. A Put Option Deed was also entered into between the Company and the Bondholder whereby the Bondholder can exercise an option, during the Put Option Exercise Period as defined below, to have IMT repurchase the MDL Shares converted by the Bondholder at the principal amount of the converted Convertible Bonds.

The estimated net proceeds from this bond issue, after deduction of commission and expenses, amount to approximately HK$21.5 million which will be used for general working capital purposes.

Further details in relation to the terms of the Convertible Bonds can be referred to our ASX Announcement.

(iii) Sales Distribution Agreements for Autostereoscopic 3D Digital Video Walls

As per our ASX announcement on 19 March 2018, the Company's wholly owned subsidiary, MDL, has entered into two sale distribution agreements with two independent customers. The agreements relate to the sales of autostereoscopic 3D digital video walls and standalone digital signages; and the total contract value is equivalent to approximately $14,800,000 (RMB76,000,000).

The customers and parties to the respective agreements are China based companies operating primarily in the Greater China region. One of the customers will place the autostereoscopic 3D digital video walls at major cinema chains and commercial complex for advertising and promotion purposes. The autostereoscopic 3D digital video wall is our latest flagship product. The video walls are expected to be delivered progressively throughout the year and be completed in early 2019. The other customer will deploy the digital signages for displaying advertisement and disseminating public information & organization news in educational institutes, office buildings and government owned premises.

34. COMPANY DETAILS

The registered office and principal place of business is:

Level 7, 420 King William Street
Adelaide SA 5000

DIRECTORS' DECLARATION

In the Directors' opinion:

(a) the consolidated financial statements and notes set out on pages 11 to 60 are in accordance with the Corporations Act 2001, including:

   (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

   (ii) giving a true and fair view of the Group's financial position and performance as at 31 December 2017; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the financial report also complies with International Financial Reporting Standards as disclosed in Note 3;

(d) the audited remuneration disclosures set out on pages 7 to 9 of the Directors' Report comply with Accounting Standards AASB 124 Related Party Disclosures and the Corporations Regulations 2001.

The Directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

/S/ Herbert Ying Chiu LEE

Dr. Herbert Ying Chiu LEE
Director

Hong Kong, 31 March 2018

MOORE STEPHENS

Moore Stephens Audit (Vic)

Level 18, 530 Collins Street
Melbourne Victoria 3000

T +61 (0)3 9608 0100
F +61 (0)3 9608 0192
E victoria@moorestephens.com.au

www.moorestephens.com.au

INDEPENDENT AUDITOR'S REPORT
TO THE MEMBERS OF INTEGRATED MEDIA TECHNOLOGY LIMITED

Report on the Audit of the Financial Report

Opinion

We have audited the consolidated financial report of Integrated Media Technology Limited (the Group), which comprises the consolidated statement of financial position as at 31 December 2017, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies and the directors' declaration.

In our opinion:

a) the accompanying financial report of Integrated Media Technology Limited is in accordance with the *Corporations Act 2001,* including:

   i. giving a true and fair view of the Group's financial position as at 31 December 2017 and of its financial performance for the year then ended; and

   ii. complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 2.

Basis for Opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Report* section of our report. We are independent of the Group in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants* (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

KEY AUDIT MATTER 1 – VALUATION OF INTANGIBLE ASSETS
Refer to Note 15 "Intangible Assets and Goodwill"

As at 31 December 2017 the Group has total Intangible Assets and Goodwill of $22.1m.

The Group's Goodwill balance is recognised in one Cash Generating Unit (CGU): "Autostereoscopic 3D display technologies".

We focused on this area due to the size of this balance and because the directors' assessment of the 'value in use' of the CGU involves judgements about the future results of the business and the discount rates applied to the future cash flows which are inherently uncertain.

Our procedures included, amongst others:

- Evaluating management's 5 year value in use calculation (discounted cash flow) and the process by it was developed, this included:
  1. Reviewing the mathematical accuracy of the underlying calculations.
  2. Comparing it to the latest board approved budget.
  3. Assessing management's key assumptions for revenue growth rates by analysing the current contract book and recently executed contracts.
  4. Evaluating the discount rate used by assessing the cost of capital for the Group, including comparing it to market data and industry research.
- Sensitivity analysis on the value in use calculation by adjusting the EBITDA growth rate, WACC and terminal value growth rate inputs within a reasonably foreseeable range.
- Assessing the adequacy of the Group's disclosure of the assumptions used in respect of the value in use calculation.
- Evaluated the validity of amounts capitalised as intangible assets and compliance with the relevant Australian Accounting Standard.

KEY AUDIT MATTER 2 – CONTINGENT CONSIDERATION (PERFORMANCE FEE)
Refer to Note 19 "Amount due to Ultimate Holding Company" & Note 26 "Contingent Consideration Liability"

The Group has recognised an amount to be paid to the vendors of Marvel Digital Limited, which was acquired during the 2015 financial year.

We focused on this area due to the size of the balance ($15.1m as at 31 December 2017), the potential impact of any changes in fair value and because the performance fee period on which the contingent consideration is calculated, does not align with the financial year. In addition, the original terms for payment of this consideration where amended, impacting the aging classification of the balance.

Our procedures included, amongst others:

- Obtaining a signed confirmation from the Vendors to confirm the final value of the contingent consideration and the payment terms.
- We reviewed managements calculation of the performance fee to ensure it aligned with the terms of the Sale and Purchase agreement.

KEY AUDIT MATTER 3 – VALUATION OF DEVELOPMENT PROJECTS
Refer to Note 16 "Development Projects"

As at 31 December 2017 the Group recognised Development Projects with a carrying amount of $4m. Development projects are subject to annual impairment testing performed by Group's management. This testing is executed through a value in use calculation in the form of a discounted cash flow model.

We focused on this area due to the size of this balance and because the directors' assessment of the 'value in use' involves judgements about the future results of the business and the discount rates applied to the future cash flows which are inherently uncertain.

Our procedures included, amongst others:

- Evaluating management's 5 year value in use calculation and the process by which it was developed, including the procedures detailed in ***Key Audit Matter 1.***
- Sensitivity analysis on the value in use calculation by adjusting the EBITDA growth rate, WACC and terminal value growth rate inputs within a reasonably foreseeable range.
- Evaluating the validity of amounts capitalised as intangible assets and compliance with the relevant Australian Accounting Standard

Other Information

The directors are responsible for the other information. The other information comprises the information included in the Group's annual report for the year ended 31 December 2017, but does not include the financial report and our auditor's report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Financial Report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

As part of an audit in accordance with Australian Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;

- evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by directors;

- conclude on the appropriateness of director's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company's to cease to continue as a going concern; and

- evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial report of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

MOORE STEPHENS

Report on the Remuneration Report

Opinion on the Remuneration Report

We have audited the Remuneration Report included in pages 7 to 9 of the directors' report for the year ended 31 December 2017.

In our opinion, the Remuneration Report of Integrated Media Technology Limited, for the year ended 31 December 2017 complies with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Group are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Moore Stephens

MOORE STEPHENS AUDIT (VIC)
ABN 16 847 721 257

ANDREW JOHNSON
Partner
Audit & Assurance Services

Melbourne, Victoria

31 March 2018

MOORE STEPHENS

Moore Stephens Audit (Vic)

Level 18, 530 Collins Street
Melbourne Victoria 3000

T +61 (0)3 9608 0100
F +61 (0)3 9608 0192
E victoria@moorestephens.com.au

www.moorestephens.com.au

AUDITOR'S INDEPENDENCE DECLARATION
UNDER S 307C OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF INTEGRATED MEDIA TECHNOLOGY LIMITED

I declare that, to the best of my knowledge and belief, during the year ended 31 December 2017, there have been:

i. no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and

ii. no contraventions of any applicable code of professional conduct in relation to the audit.

Moore Stephens

MOORE STEPHENS AUDIT (VIC)
ABN 16 847 721 257

ANDREW JOHNSON
Partner
Audit & Assurance Services

Melbourne, Victoria

31 March 2018

Corporate Governance Statement

The Company's Corporate Governance Statement is structured with reference to the ASX Corporate Governance Council's Revised Corporate Governance Principles and Recommendations, which are as follows:

Principle 1 - Lay solid foundations for management and oversight

The primary responsibility of the Board of Directors of the Company is to oversee the business affairs of the Company and its controlled entities ("the Group") in order to protect and enhance the shareholders' interests. The Board's role is to ensure that the Group meets its obligations and responsibilities in all areas affecting all shareholders and the share market generally. The other responsibilities of the Board include:

- overseeing the Group's business affairs, including its control and accountability systems;
- inputting into and approving of management's development of corporate strategy and performance objectives;
- reviewing, approving and monitoring the progress of major capital expenditure, capital management and acquisitions and divestments;
- reviewing and approving all financial and other reporting;
- establishing, monitoring and regularly reviewing systems of internal compliance, risk management and control and systems of legal compliance that govern the operations of the Company and ensuring that they are operating effectively;
- appointment, performance assessment and, if necessary, removal of the Chief Executive Officer (or equivalent); and
- ratifying the appointment and/or removal, and contributing to the performance assessment of senior management, including the Chief Operating Officer and the Company Secretary.

The Chair is responsible for leading the Board, ensuring Directors are properly briefed in all matters relevant to their roles and responsibilities, facilitating Board discussion and managing the Board's relationship with the Company's senior management.

The board of directors does not at this point in time have a diversity policy in place, however, recognises that going forward this is an important Corporate Governance consideration

Principle 2 - Structure the board to add value

The ASX Recommendations state that the:

- majority of a company's board should comprise independent Directors;
- the chair should be an independent director;
- the roles of chair and chief executive officer should not be exercised by the same person; and
- the board should establish a nomination committee.

Corporate Governance Statement

The Board, during the reporting period had up to five Directors and at the end of the period, comprises five Directors. The Board considers that three of these Directors, namely Dr. Man-Chung CHAN, Dr. Chang-Yuen CHAN and Mr. Wilton Timothy Carr INGRAM satisfy the criteria for independence in the ASX recommendations while Dr. Herbert Ying Chiu LEE and Mr. Con UNERKOV are not considered independent. A non-executive director is considered to be independent if the director:

- is not a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
- has not been employed in an executive capacity by the Company, or another group member, or has been a director after ceasing to hold any such employment within the last three years;
- has not been a principal of a material professional adviser or material consultant to the Company or another group member or an employee materially associated with the service provided within the last three years;
- is not a material supplier or customer of the Company or other group members, or an officer of or otherwise associated directly or indirectly with a material supplier or customer; and
- has no material contractual relationship with the Company or another group member other than as a director or shareholder of the Company.

As of 31 December 2017 and to the date of this report, the Board complied with the Council's recommendation that a majority of the Board should comprise independent Directors.

The Board will endeavour to appoint more independent Directors who have relevant knowledge and skills to join the Board when the Board believes it is in the interests of shareholders to do so.

The Board does not currently comply with the recommendation that the chair of the Board be an independent director and the role of chair and chief executive officer should not be exercised by the same person. The Board appointed Dr. Herbert Ying Chiu LEE as both Chairman and Chief Executive Officer because Dr. Herbert Ying Chiu LEE is a controlling shareholder who has an in-depth knowledge of the Company's main operation, 3D display products and technology business in China, valuable working relationships in China and the knowledge in autostereoscopic technology.

Corporate Governance Statement

However, the Board acknowledges the potential shortcoming of not following the recommendations during the period and is still in the process of seeking a suitable candidate to act as an independent Chair or Chief Executive Officer of the Company. When a suitable candidate is found, the current chair will step down from one of those two roles. In the meantime, the Board recognises that as an executive chair may not be able to provide an independent review of the performance of management, the Board has adopted the following governance polices:

- established clear protocols for handling conflicts of interest; and
- appointed Mr. Wilton Timothy Carr INGRAM as the Lead Independent Director to chair meetings involving any potential conflicts of interest.

Board composition

The skills, experience and expertise relevant to the position of each director who is in office at the date of the annual report and their term of office are detailed in the Directors' report. The Company undertakes an annual board performance review and considers the appropriate mix of skills required by the Board to maximise its effectiveness and its contribution to the Group.

Retirement and re-election

In accordance with the Constitution, other than the Managing Director, at least one third of the Directors are required to retire from office by rotation at each Annual General Meeting. Such retiring Directors are eligible for re-election. When a vacancy exists or an additional director is required, the Board has the power to appoint any person as a director who holds office only until the next Annual General Meeting at which time they can stand for re-election.

Nomination and appointment of new Directors

The Nomination and Remuneration Committee is responsible for making recommendations of candidates for appointment as new Directors to the Board as a whole for consideration. If it is necessary to appoint a new director to fill a vacancy on the Board or to complement the existing Board, a wide potential base of possible candidates is considered. If a candidate is recommended by the Nomination and Remuneration Committee, the Board assesses the qualifications of the proposed new director against a range of criteria including background, experience, professional skills, personal qualities, the potential for the candidate's skills to augment the existing Board, and the candidate's availability to commit to the Board's activities. If these criteria are met and the Board appoints the candidate as a director, that director (as noted previously) must retire at the next annual general meeting and will be eligible for election by shareholders at that meeting.

Knowledge, skills and experience

All Directors are expected to maintain the skills required to discharge their obligations to the Company. Directors are provided with papers, presentations and briefings on Group businesses and on matters which may affect the operations of the Group.

Board access to information and independent advice

All Directors have unrestricted access to employees of the Group and, subject to the law, access to all Company records and information held by Group employees and external advisers. Consistent with ASX Principle 2, each Director may, with the prior written approval of the Chairman, obtain independent professional advice to assist the Director in the proper exercise of powers and discharge of duties as a director or as a member of a Board committee. The Company will reimburse the Director for the reasonable expenses of obtaining that advice.

Conflicts of interest

Directors are required to avoid conflicts of interest and immediately inform their fellow Directors should a conflict of interest arise. Directors are also required to advise the Company of any relevant interests that may result in a conflict.

Directors are required to disclose any material personal interests and the relationship of these interests to the affairs of the Company. A director is required to provide an updated notice to disclose any new material personal interests or if there is any change in the nature or extent of a previously disclosed interest.

Where a matter in which a director has a material personal interest is being considered by the Board, that director must not be present when the matter is being considered or vote on the matter, unless all of the other Directors have passed a resolution to enable that director to do so or the matter comes within a category of exception under the Corporations Act 2001.

Principle 3 - Promote ethical and responsible decision making

Code of Conduct

The Company has an internal code of conduct which sets out principles to guide Directors and employees in carrying out their duties and responsibilities to the highest standards of personal and corporate integrity when dealing with the Company, its customers and suppliers and the community. The code covers areas such as conduct in the workplace, business conduct, protection of the Company's assets, confidentiality, non-solicitation of customers and employees, conflicts of interest and corporate opportunities. All Directors and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company.

Share trading guidelines

The Company's securities trading policy provides that Directors and employees of the Company should not deal in the Company's shares while possessing any information which if generally available might have a material effect on the price or value of the securities. Directors and employees of the Company are advised only to deal in the Company's shares after a reasonable time gap has elapsed following the issue of an announcement to the Australian Securities Exchange, especially half-year and year end results. At this point the market will have absorbed the announcement and the information will be generally available. The policy also discourages trading on short-term considerations.

Corporate Governance Statement

Diversity Policy

The Board believes that diversity includes, but is not limited to gender, age, ethnicity, and cultural background. The Company is committed to diversity and recognises the benefits arising from employee and board diversity and the importance of benefiting from all available talent.

The Company has no female board member and does not comply with Recommendations 3.2 and 3.3 of the Corporate Governance Council effective from 22 January 2013.

Principle 4 - Safeguard integrity in financial reporting

During the reporting period, the audit committee was structured so that it:

- consisted of a majority of non-executive Directors; and
- was chaired by an independent director, who was not chair of the Board

Mr. Wilton Timothy Carr INGRAM was the chairman of audit committee during the reporting period, who is the Lead Independent Director of the Board.

The Audit Committee is responsible for assisting the Board in discharging its responsibilities to safeguard the integrity of the Company's financial reporting and the system of internal control. A key component of the committee's role is to provide appropriate advice and recommendations to the Board to assist the Board to fulfil its responsibilities in regard to financial reporting, the internal control environment, and audit management where appropriate across the Company.

The Audit Committee Charter takes in to account the role and responsibilities of the Audit Committee as well as contemporary governance practices. The Audit Committee was formally given the duties to liaise with external auditors and ensure that the annual and half yearly statutory audits are conducted in an effective manner. The Audit Committee Charter includes details on the appointment and oversight of the external auditor. The Company will ensure the external auditor is available to shareholders at the annual general meeting to answer any questions they may have about the Company's external audit.

Audit recommendations, internal control matters and any other matter arising from the audit are reviewed and where necessary referred to the Board for further discussion. Recommendations from the auditors are considered, and if deemed appropriate implemented.

The Audit Committee reviews external audit reports to ensure that any major deficiencies or breakdowns in controls or procedures have been identified and prompt remedial action is taken by management. The Audit Committee also reviews the consolidated financial statements and other information distributed externally and accounting policies and practices. An analysis of fees paid to the external auditors, including a breakdown of fees for non-audit services, is provided in the notes of the consolidated financial statements. The external auditors provide an annual declaration of their independence to the Board.

Details of Audit Committee meeting and attendance by the Committee member is set out earlier in the Directors' Report.

Principle 5 - Make timely and balanced disclosure

The company secretary has been nominated as the person with primary responsibility for communications with the Australian Securities Exchange ("ASX") and the National Association of Securities Dealers Automated Quotations ("Nasdaq") and is required to be fully conversant with the ASX Continuous Disclosure Listing Rules and the Nasdaq [Continual Listing Rules]. Each member of the Board has a responsibility to advise the company secretary of any relevant disclosure matters of which they become aware. All material information concerning the Company, including its financial situation, performance, ownership and governance are posted on the Company website to ensure all investors have equal and timely access.

Principle 6 - Respect the rights of shareholders

The Board aims to ensure that shareholders are informed of all major developments through the annual report, the half-yearly report and the encouragement of full participation in the Annual General Meeting. This is achieved by way of detailed reports on the half year and annual results and through the Chairman's address at general meetings. Copies of announcements made to the ASX and Nasdaq are available from the websites of the ASX www.asx.com.au, Nasdaq **www.nasdaq.com**, and the Company www.imtechltd.com. The Company's external auditor attends the annual general meetings and is available to answer shareholders' questions which are submitted in writing to the company secretary no later than five business days before an annual general meeting.

Principle 7 – Recognise and manage risk

Risk identification and management

Consistent with ASX Principle 7, the Board is committed to the identification, monitoring and management of risks associated with its business activities and has embedded, in its management and reporting systems, a number of risk management controls. The Board acknowledges that it is responsible for the overall internal control and risk management framework, and recognises that no cost effective internal control and risk management system will preclude all errors and irregularities.

The Board has adopted a Risk Management Policy. The management of risk is the responsibility of all Directors, officers and employees of the Company. The Risk Management Policy contains the Company's risk profile and describes the policies and practices, the Company has in place to manage specific business risks.

Risk management and integrity of financial reporting

In accordance with ASX Principle 7, the Chief Executive Officer has provided the Board with a written statement for the year ended 31 December 2017 that:

- the statement given with respect to the integrity of the financial statements (referred to under the heading "Financial reporting" in **Principle 4: Safeguard Integrity in Financial Reporting**), was founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- the Company's risk management and internal compliance and control system, was operating efficiently and effectively in all material respects.

Corporate Governance Statement

Principle 8 - Remunerate fairly and responsibly

Given the stage of the Company's operations and the reliance on the experience of the members of the Board, the Nomination and Remuneration committee is composed of current directors and the functions of which are performed by the full Board, acting in the best interests of the Company.

The Board will devote time at its meetings to fulfilling the roles and responsibilities associated with setting the level and composition of remuneration for Directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

The objective of the Company's executive reward framework is to ensure reward for performance and is competitive and appropriate for the results delivered. The framework aligns executive reward with the achievement of strategic objectives and the creation of value for Shareholders. The Board endeavours to ensure that executive reward satisfies the following key criteria for good reward governance practices:

- Competitive and reasonable;
- Acceptability to shareholders;
- Performance linkage/alignment of executive compensation;
- Transparency; and
- Capital management.

The Nomination and Remuneration Committee prepared a performance evaluation for senior executives to place in the reporting period and it was in accordance with the process disclosed. Further information to Directors' and executives' remuneration is set out in the Directors' Report and Note 32 to the consolidated financial statements.

The Nomination and Remuneration Committee is responsible for:

- reviewing and implementing remuneration policies and practices for all Directors and management;
- the succession plans to maintain an appropriate balance of skills, experience and expertise on the Board; and
- assessing the necessary and desirable competencies of Board members.

The Board undertakes an annual self-assessment of its collective performance and its members. The Board was of the view that the Directors had the knowledge and information to discharge their responsibilities during the year. The Board assessed the performance of the executive management against pre-determined performance objectives. There are no schemes for retirement benefits other than statutory superannuation for non-executive Directors.

The current committee chairman during the reporting period was Dr. Chang-Yuen CHAN. No member of the committee will participate in the determination of their own remuneration.

The Board committee reviews its own performance from time to time. The performance evaluation will have regard to the extent to which they have met their responsibilities.

ASX Additional Information

Additional information required by the Australian Stock Exchange Limited and not shown elsewhere in this report is as follows. The information is current as at 19 March 2018.

Distribution of equity securities

Ordinary share capital

- 2,643,611 fully paid ordinary shares are held by 345 individual shareholders.
- All issued ordinary shares carry one vote per share and carry the rights to dividends.

The number of shareholders, by size of holding, in each class are:

	Holders	Securities	% of issued capital
1-1,000	289	99,270	3.76%
1,001-5,000	31	70,766	2.68%
5,001-10,000	10	74,449	2.82%
10,001-100,000	10	400,670	15.16%
> 100,001	5	1,998,456	75.58%
	345	2,643,611	100.00%

Substantial shareholders as at 19 March 2018

	Fully Paid	
Ordinary shareholders	**Number**	**%**
Marvel Finance Limited	1,492,912	56.47%

Twenty largest holders of quoted equity securities

	Fully Paid	
Ordinary shareholders	**Number**	**%**
Marvel Finance Limited	1,492,912	56.47%
Silver View Finance Limited	131,752	4.98%
Silver Bloom Properties Limited	127,125	4.81%
Grace Time International Holdings Limited	126,667	4.79%
China Max Finance Limited	120,000	4.54%
Foreland Global Limited	83,334	3.15%
Cede & Co (Fast Account)	78,802	2.98%
Bellcom Enterprises Limited	50,000	1.89%
Edwin Ying Yuen Lee	40,000	1.51%
Valdarno Pty Ltd	33,700	1.27%
Wingmont Pty Ltd	26,167	0.99%
Asiarim Associates Limited	23,167	0.88%
John D Chataway Nominees Pty	11,436	0.43%
Mr. Jeffrey Ming-Yih Chang	10,266	0.39%
Mr. Paul Unerkov & Mrs. Marisa Unerkov (Maveric S/F)	10,000	0.38%
Intek Solutions Pty Ltd	8,668	0.33%
Mr. Con Unerkov	8,350	0.32%
Sepino Nominees Pty Ltd	8,334	0.32%
Mr. Bing He	7,334	0.28%
Mr. Paul Vuaran & Mrs. Michelle Vuaran	6,667	0.25%
Mr. Sau Shanlawrence James Ku	6,667	0.25%
Todber Pty Ltd	6,667	0.25%
Yuen Ling Yeung	6,667	0.25%
	2,424,682	91.71%

ASX Additional Information

Marketable Parcel

There are no shareholders holding less than a marketable parcel.

Unquoted Equity Securities

There are no unquoted options on issue.

Stock Exchange Listing

The ordinary shares of Integrated Media Technology Limited are quoted on the Australia Securities Exchange ("ASX") and Nasdaq Capital Market under the ASX code "ITL" and Nasdaq code "IMTE", respectively.

On-Market Buy-Back

There is no current on-market share buy-back.

Voluntary Escrow

There are no ordinary shares that are held in voluntary escrow.

Use of Cash

The Company has, in the period between admission to the Official List of ASX Limited and the end of the financial year, used the cash and assets in a form readily convertible to cash that it had at the time of admission in a way consistent with its business objectives that were set out in the Supplementary Prospectus dated 21 December 2012.

Integrated Media Technology Limited
Level 7, 420 King William Street
Adelaide SA 5000
Phone: +61 8 7324 6018 Fax: +61 8 8312 0248